----------------------------------------------------------------------------



                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        Quarterly Review - Third Quarter
                              of year 2001 - for the
                                nine months ended
                               September 30, 2001

                        Canadian National Railway Company
                     ----------------------------------------

                   (Translation of registrant's name into English)


     935 de La Gauchetiere Street West, Montreal, Quebec, Canada H3B 2M9
      --------------------------------------------------------------

                (Address of principal executive office)
     [Indicate by check mark whether the registrant files or will file annual reports over Form 20-F or Form 40-F]


                         Form 20-F ____ Form 40-F ___X__




[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]


                           Yes _____ No __X__



[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____]

                                   SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            Canadian National Railway Company
                                            (Registrant)


                                    /s/     Brigitte K. Catellier
                                            Senior Corporate Counsel and
                                            Associate Secretary





November 12, 2001

[CN LOGO]


                                                        FOR IMMEDIATE RELEASE
                                         Stock symbols: TSE : CNR / NYSE: CNI


                                                                    www.cn.ca




CN delivers double-digit earnings growth in challenging economic environment

Third-quarter 2001 net income and diluted earnings per share rise 11 per cent to $240 million/$1.21, excluding non-recurring item

MONTREAL, Oct. 23, 2001 -- Canadian National said today its third-quarter 2001 net income rose strongly to $240 million, excluding a non-recurring item. For the comparable period of 2000, net income was $216 million.

Including a non-recurring deferred income tax recovery of $12 million in third-quarter 2001, net income was $252 million.

Diluted earnings per share for the quarter ended Sept. 30, 2001, were $1.21, excluding the deferred income tax recovery (six cents per share). Including it, diluted earnings per share were $1.27. For the third quarter of 2000, diluted earnings per share were $1.09.

Operating income for the most recent quarter rose six per cent to $430 million, while the railroad's operating ratio improved by 1.9 points to 67.5 per cent.

Third-quarter revenues were essentially flat at $1,325 million; operating expenses decreased by three per cent to $895 million. Carloadings were down four per cent to 915 thousand, while freight revenue per carload increased by five per cent.

CN President and Chief Executive Officer Paul M. Tellier said: "CN's performance during the quarter was solid. In a challenging economic environment, we delivered double-digit gains in earnings and earnings per share. We stayed focused, reining in expenses as revenues softened toward the end of the quarter as a result of slowing industrial activity and decreased consumer demand. CN has clearly demonstrated financial durability in tough economic conditions. We will continue to exert tight control over costs as we pursue new revenue opportunities.

"During the quarter CN experienced lower revenues at two business units, grain and fertilizers, and automotive, as well as decreased other revenues. We saw reduced shipments of canola and fertilizers to certain markets and transported fewer loads of vehicles and parts because of weaker North American vehicle sales.

"Partially offsetting these decreases were higher revenues for metals and minerals driven by strong Canadian aluminum exports to the United States and market share gains in steel, ores and concentrates; increased forest products revenues as a result of higher lumber shipments, and the impact of the weaker Canadian dollar."

Four of seven business units posted revenue gains in the third quarter: metals and minerals (16 per cent), forest products (three per cent), intermodal (one per cent) and coal (one per cent). Petroleum and chemicals revenues were flat, while revenues decreased eight per cent for automotive and four per cent for grain and fertilizers.

Net income for the first nine months of 2001 was $682 million, or $3.44 per diluted share, excluding a series of non-recurring items that included a $122-million deferred income tax recovery (61 cents per share) resulting from the enactment of lower corporate tax rates in Canada. Including these non-recurring items, nine-month 2001 net income was $744 million, or $3.75 per diluted share.

For the comparable period of 2000, net income was $642 million, or $3.19 per diluted share, excluding a $58-million after-tax gain (29 cents per share) related to CN's investment in 360networks Inc. Including it, net income was $700 million, or $3.48 per diluted share.

Operating income for the first nine months of 2001, excluding the workforce adjustment charge, rose four per cent to $1,259 million, while the company's operating ratio, excluding this charge, improved by 0.7 point to 69.4 per cent.

Revenues for the most recent nine-month period increased two per cent to $4,115 million; operating expenses, excluding the workforce adjustment charge, increased by one per cent to $2,856 million. Carloadings declined by one per cent to 2,814 thousand, while freight revenue per carload rose by four per cent.

Revenues for the nine-month period of 2001 increased at six of CN's business units: metals and minerals (10 per cent); intermodal (eight per cent); forest products (three per cent); grain and fertilizers (two per cent); petroleum and chemicals (one per cent) and coal (one per cent). Automotive revenues declined 11 per cent.

The financial results in this press release are reported in Canadian dollars and were determined on the basis of United States generally accepted accounting principles (U.S. GAAP).

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis,
St. Louis, Jackson, Miss., with connections to all points in North America.


                                     - 30 -


Contacts:

Media                                                     Investment Community
Mark Hallman                                              Robert Noorigian
System Director,                                          Vice-President,
Media Relations                                           Investor Relations
(416) 217-6390                                            (514) 399-0052

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)
------------------------------------------------------------------------------
(In millions, except per share data)


                                                                    Three months ended               Nine months ended
                                                                       September 30                    September 30
                                                                 --------------------------      --------------------------

                                                                        2001          2000              2001          2000
---------------------------------------------------------------------------------------------------------------------------
                                                                                          (Unaudited)

                                                                    $   1,325       $ 1,330        $   4,115       $ 4,035
Revenues
---------------------------------------------------------------------------------------------------------------------------


Operating expenses excluding special charge                               895           923            2,856         2,828



Special charge (Note 3)                                                     -           -                 98            -

---------------------------------------------------------------------------------------------------------------------------
Total operating expenses
                                                                          895           923            2,954         2,828


Operating income                                                          430           407            1,161         1,207


Interest expense                                                          (73)          (79)            (231)         (233)


Other income (Note 4)                                                      12            16               34           125
---------------------------------------------------------------------------------------------------------------------------


Income before income taxes                                                369           344              964         1,099


Income tax expense  (Note 7)                                             (117)         (128)            (220)         (399)
---------------------------------------------------------------------------------------------------------------------------

                                                                           $             $                 $             $
Net income (Note 8)                                                       252           216              744           700
---------------------------------------------------------------------------------------------------------------------------

Earnings per share (Note 8)

                                                                           $             $                 $             $
   Basic earnings per share                                               1.31          1.12            3.88          3.57

                                                                           $             $                 $             $
   Diluted earnings per share                                             1.27          1.09            3.75          3.48

Weighted-average number of shares


   Basic                                                                 192.4         192.6           191.9         196.2


   Diluted                                                               201.4         200.7           200.7         203.8
---------------------------------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF OPERATING INCOME (U.S. GAAP)
------------------------------------------------------------------------------
(In millions)


                                             Three months ended September 30            Nine months ended September 30
                                          ---------------------------------------    --------------------------------------
                                                                        Variance                                  Variance

                                                   2001        2000     Fav(Unfav)  2001       2000              Fav(Unfav)
---------------------------------------------------------------------------------------------------------------------------

                                                                            (Unaudited)

Revenues

                                              $    225     $    225         -     $  668     $ 659                   1%
Petroleum and chemicals

Metals and minerals                                118          102        16%       332       301                  10%

Forest products                                    260          252         3%       774       754                   3%

Coal                                                80           79         1%       253       251                   1%

Grain and fertilizers                              254          265       (4%)       850       831                   2%

Intermodal                                         243          240        1%        724       672                   8%

Automotive                                         108          118       (8%)       374       419                (11%)

Other items                                         37           49      (24%)       140       148                 (5%)
--------------------------------------------------------------------                 -------------------------
                                                 1,325         1,330      -        4,115     4,035                   2%


Operating expenses


Labor and fringe benefits                          352          355        1%       1,100     1,108                  1%

Purchased services                                 121          140       14%         386       414                 7%

Depreciation and amortization                      131          131        -          394       392                 (1%)

Fuel                                               111          105       (6%)        375       318                (18%)

Equipment rents                                     70           74        5%         221       214                 (3%)

Material                                            43           45        4%         157       149                 (5%)

Operating taxes                                     34           43       21%         115       127                   9%

Casualty and other                                  33           30      (10%)        108       106                 (2%)

Special charge (Note 3)                              -            -         -          98        -                 (100%)
--------------------------------------------------------------------                 -------------------------

                                                   895          923        3%       2,954      2,828                (4%)
--------------------------------------------------------------------                 -------------------------

                                              $    430     $    407        6%       $1,161   $ 1,207                (4%)
Operating income
---------------------------------------------------------------------------------------------------------------------------

Operating ratio (excluding special charge)        67.5%       69.4%       1.9        69.4%     70.1%                 0.7
---------------------------------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.


CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP)
------------------------------------------------------------------------------
(In millions)

                                                                  September 30        December 31      September 30
                                                                      2001               2000              2000
-----------------------------------------------------------------------------------------------------------------------------
                                                                            (Unaudited)                 (Unaudited)
Assets

Current assets:
                                                                         $                 $                 $
     Cash and cash equivalents                                          830               15                241

     Accounts receivable (Note 5)                                       759               726               825

     Material and supplies                                              124               110               124

     Deferred income taxes (Note 7)                                     142               114               133

     Other                                                              154               143               173
-----------------------------------------------------------------------------------------------------------------------------

                                                                        2,009             1,108             1,496

Properties                                                             16,395            15,638            15,284

Other assets and deferred charges                                         397               568               617
-----------------------------------------------------------------------------------------------------------------------------

Total assets                                                      $    18,801       $    17,314     $      17,397
-----------------------------------------------------------------------------------------------------------------------------

Liabilities and shareholders' equity

Current liabilities:
     Accounts payable and accrued charges                         $     1,297     $       1,389    $        1,241

     Current portion of long-term debt                                    148               434               436

     Other                                                                 93                82                95
-----------------------------------------------------------------------------------------------------------------------------

                                                                        1,538             1,905             1,772


Deferred income taxes (Note 7)                                          3,572             3,375             3,483

Other liabilities and deferred credits                                  1,148             1,205             1,271

Long-term debt (Note 5)                                                 4,968             3,886             4,025

Convertible preferred securities                                          363               345               346

Shareholders' equity:

     Common shares (Note 5)                                             4,415             4,349             4,371

     Accumulated other comprehensive income                                68               151               196

     Retained earnings                                                  2,729             2,098             1,933
-----------------------------------------------------------------------------------------------------------------------------

                                                                        7,212             6,598             6,500
-----------------------------------------------------------------------------------------------------------------------------

Total liabilities and shareholders' equity                        $    18,801       $      17,314     $      17,397
-----------------------------------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.


CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (U.S. GAAP)
------------------------------------------------------------------------------
(In millions)

                                                              Three months ended                 Nine months ended
                                                                 September 30                       September 30
                                                       ---------------------------------  ---------------------------------

                                                                   2001            2000               2001            2000
---------------------------------------------------------------------------------------------------------------------------
                                                                                       (Unaudited)
Common shares (1)

                                                         $       4,402   $                   $              $
Balance, beginning of period                                                     4,399               4,349          4,597


  Stock options exercised and employee share plans                  13              15                  66             31


  Share repurchase program                                          -             (43)                -              (257)

---------------------------------------------------------------------------------------------------------------------------
                                                         $       4,415   $                   $              $
Balance, end of period                                                           4,371               4,415          4,371
---------------------------------------------------------------------------------------------------------------------------

Accumulated other comprehensive income (loss)

                                                         $               $                   $
                                                                     6               31                  51            $
Balance, beginning of period                                         3               1                   1              (6)

Other comprehensive income (loss):

Unrealized foreign exchange loss on translation of U.S. dollar denominated long-term debt designated as a

  hedge of the net investment in U.S. subsidiaries                 (134)           (40)                (163)          (99)

Unrealized foreign exchange gain on translation of

  the net investment in U.S. subsidiaries                           197             53                  248            131

Unrealized holding gain (loss) on investment in

  360networks Inc. (Note 4)                                         -               79                  (129)          250

Unrealized holding loss on fuel derivative

  instruments  (Note 6)                                             (13)            -                   (18)           -

---------------------------------------------------------------------------------------------------------------------------

Other comprehensive income (loss) before income taxes
                                                                     50              92                  (62)           282

Income tax expense on other comprehensive income

  (loss) items (Note 7)                                             (18)            (27)                (21)           (80)
---------------------------------------------------------------------------------------------------------------------------


Other comprehensive income (loss)                                    32              65                  (83)           202

---------------------------------------------------------------------------------------------------------------------------
                                                         $               $                   $              $
Balance, end of period                                               68              196                 68             196
---------------------------------------------------------------------------------------------------------------------------

Retained earnings

                                                         $       2,515   $                   $              $
Balance, beginning of period                                                       1,793               2,098          1,531


  Net income                                                        252             216                 744            700


  Share repurchase program                                          -               (43)                -              (195)


  Dividends                                                         (38)            (33)                (113)          (103)

---------------------------------------------------------------------------------------------------------------------------
                                                         $       2,729   $                   $              $
Balance, end of period                                                             1,933               2,729          1,933
---------------------------------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

(1)The Company issued 0.3 million and 1.9 million shares for the three and nine months ended September 30, 2001, respectively, as a result of stock options exercised. At September 30, 2001, the Company had 192.5 million common shares outstanding.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP)
------------------------------------------------------------------------------
(In millions)

                                                              Three months ended                   Nine months ended
                                                                 September 30                        September 30
                                                         -----------------------------       ------------------------------

                                                                  2001           2000                 2001            2000
---------------------------------------------------------------------------------------------------------------------------

                                                                                        (Unaudited)
Operating activities

Net income                                                $      252     $       216          $      744     $        700
Non-cash items in income:
     Depreciation and amortization                               132             133                 398              397

     Deferred income taxes (Note 7)                               46             145                  63              319
                                                                                                     (101)
     Gain on sale of investments (Note 4)                          -              -                                   (84)

     Write-down of investment (Note 4)                             -              -                    99             -

     Special charge (Note 3)                                       -              -                    98             -
Changes in:

     Accounts receivable (Note 5)                                (95)             19                  (44)            (18)

     Material and supplies                                        13              24                  (13)             (8)
                                                                                                      (101)
     Accounts payable and accrued charges                          6             (29)                                 (70)

     Other net current assets and liabilities                    (12)             23                   (15)           (48)
                                                                                                      (128)
Payments for workforce reductions                                (39)            (42)                                 (145)

Other                                                             12             (10)                 (93)              10
---------------------------------------------------------------------------------------------------------------------------

Cash provided from operating activities                           315            479                  907             1,053
---------------------------------------------------------------------------------------------------------------------------

Investing activities

Net additions to properties                                      (264)          (276)                (662)           (645)

Net costs from disposal of properties                             (23)           (18)                 (46)           (12)

Other                                                              -              -                    112            -
---------------------------------------------------------------------------------------------------------------------------
Cash used by investing activities                                (287)          (294)                (596)           (657)
---------------------------------------------------------------------------------------------------------------------------

                                                                                                     (113)
Dividends paid to shareholders                                    (38)           (33)                                (103)

Financing activities

                                                                 2,034                               2,538
Issuance of long-term debt (Note 5)                                               472                                 754
Reduction of long-term debt                                     (1,231)          (381)             (1,973)            (682)

Issuance of common shares                                            7              9                  52              19

Repurchase of common shares (Note 5)                                 -            (84)                 -              (448)
---------------------------------------------------------------------------------------------------------------------------

Cash provided from (used by) financing activities                  810            16                   617            (357)
---------------------------------------------------------------------------------------------------------------------------


Net increase (decrease) in cash and cash equivalents               800            168                  815            (64)


Cash and cash equivalents, beginning of period                      30             73                   15             305
---------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                  $      830     $       241          $      830     $        241
---------------------------------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)
------------------------------------------------------------------------------

Note 1 - Basis of presentation

In management's opinion, the accompanying unaudited interim consolidated financial statements, prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company's (the Company) financial position as at September 30, 2001, December 31 and September 30, 2000, its results of operations, changes in shareholders' equity and cash flows for the three and nine months ended September 30, 2001 and 2000.

While management believes that the disclosures presented are adequate to make the information not misleading, these consolidated financial statements and notes should be read in conjunction with the Company's Annual Consolidated Financial Statements.

Note 2 - Acquisition of Wisconsin Central Transportation Corporation

On January 29, 2001, the Company, through an indirect wholly owned subsidiary, and Wisconsin Central Transportation Corporation (WC) entered into a merger agreement (the Merger) providing for the acquisition of all of the shares of WC by the Company for a purchase price of approximately $1,200 million (U.S.$800 million or U.S.$17.15 per share) payable in cash. On October 9, 2001, the Company completed its acquisition of WC and began a phased integration of the companies' operations. The acquisition was financed by debt and cash on hand.

The Merger was approved by the shareholders of WC at a special meeting held on April 4, 2001. On September 7, 2001, the U.S. Surface Transportation Board (STB) rendered a decision, unanimously approving the Company's acquisition of WC.

As of October 9, 2001, the date of acquisition, the Company will account for the Merger using the purchase method of accounting as required by the Financial Accounting Standards Board's Statement of Financial Accounting Standards (SFAS) No.141 "Business Combinations". Under this method, the Company will prepare its financial statements reflecting the allocation of the purchase price to acquire the WC shares based on the relative fair values of the assets and liabilities of WC. The results of operations of the Company will reflect the effects of the acquisition as of the date of acquisition.



Note 3 - Special charge

The Company recorded a charge of $98 million, $62 million after tax, in the second quarter of 2001 for the reduction of 690 positions by the end of 2002. The charge includes severance and other payments to be made to affected employees.

Note 4 - Other income

In June 2001, the Company recorded a charge of $99 million, $71 million after tax, to write down its net investment in 360networks Inc. As a result of the write-down, the Company eliminated all marked-to-market adjustments related to its investment in 360networks Inc., previously recorded in Other comprehensive income. During the third quarter, the Company sold all of its shares of 360networks Inc. In March 2000, the Company had recorded a gain of $84 million, $58 million after tax, related to the exchange of its minority equity investments in certain joint venture companies for 11.4 million shares of 360networks Inc.

In the first quarter of 2001, the Company completed the sale of its 50 percent interest in the Detroit River Tunnel Company (DRT) and recorded a gain of $101 million, $73 million after tax. The DRT is a 1.6-mile rail-only tunnel crossing the Canada-U.S. border between Detroit and Windsor, Ontario.

Note 5 - Financing activities
Shelf Registration Statement
During the quarter, the Company filed a shelf registration statement providing for the issuance, from time to time, of up to U.S.$1 billion of debt securities in one or more offerings. In September 2001, the Company issued debt securities in two series, U.S.$400 million (Cdn$629 million) 6.375% Notes due 2011 and U.S.$200 million (Cdn$314 million) 7.375% Debentures due 2031, under the shelf registration. The proceeds from the issuance were mainly used to finance a portion of the cost to acquire WC. At September 30, 2001, the Company had U.S.$400 million remaining for issuance under the shelf registration.

Share Repurchase Program
On January 23, 2001, the Board of Directors of the Company approved a share repurchase program which allows for the repurchase of up to 10 million common shares between January 31, 2001 and January 30, 2002 pursuant to a normal course issuer bid, at prevailing market prices. At September 30, 2001, the Company had not repurchased any common shares under the share repurchase program. Accounts Receivable Securitization The Company has a five-year revolving agreement to sell eligible freight trade receivables up to a maximum of $350 million of receivables outstanding at any point in time, expiring in 2003. At September 30, 2001, pursuant to the agreement, $147 million and U.S.$40 million (Cdn$64 million) had been sold on a limited recourse basis compared to $147 million and U.S.$40 million (Cdn$61 million) at December 31, 2000.

Note 6 - Derivative instruments

On January 1, 2001, the Company adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities". At September 30, 2001, a portion of the Company's fuel requirements is being hedged using derivative instruments that are being carried at market value on the balance sheet. The effective portion of the cumulative change in the market value of the derivative instruments has been recorded in Other comprehensive income. Since the Company's derivative instruments have been highly effective in hedging the changes in cash flows associated with forecasted purchases of diesel fuel, these pronouncements have not had a material impact on the statement of income. At September 30, 2001, Accumulated other comprehensive income included an unrealized loss of $18 million, of which $15 million relates to derivative transactions that will mature within the next twelve months.

Note 7 - Income taxes

In the second and third quarter of 2001, the Company recorded a reduction of $78 million and $12 million, respectively, to its net deferred income tax liability resulting from the enactment of lower corporate tax rates in Canada. As a result, the Consolidated statement of income for the current quarter and nine-month period ended September 30, 2001 included a deferred income tax recovery of $12 million and $122 million, respectively. For the nine months ended September 30, 2001, a deferred income tax expense of $32 million was recorded in Other comprehensive income.

Note 8 - Net income and earnings per share

Net income for 2001 and 2000 include items of a non-recurring nature as outlined in the following table:


                                                                   Three months ended               Nine months ended
                                                                      September 30                     September 30
                                                             -------------------------------  -------------------------------

                                                                        2001           2000             2001            2000
-----------------------------------------------------------------------------------------------------------------------------

(In millions)                                                                          (Unaudited)

                                                               $        369   $                 $     1,060    $
Income before income taxes, excluding non-recurring items                              344                              1,015

Income tax expense                                                     (129)          (128)             (378)          (373)
-----------------------------------------------------------------------------------------------------------------------------


Net income, excluding non-recurring items                               240            216               682            642

Non-recurring items, net of tax:

    Special charge for workforce reductions                              -              -                 (62)           -

    Write-down of net investment in 360networks Inc.                     -              -                 (71)           -

    Deferred income tax recovery                                         12             -                 122            -

    Gain on sale of Detroit River Tunnel Company                         -              -                 73             -

    Gain on 360networks Inc. transaction                                 -              -                 -              58
-----------------------------------------------------------------------------------------------------------------------------

                                                                         12             -                 62             58

                                                               $        252   $                 $              $
Net income                                                                             216               744            700
-----------------------------------------------------------------------------------------------------------------------------


The following table provides a reconciliation between basic and diluted earnings per share:

                                                                   Three months ended               Nine months ended
                                                                      September 30                     September 30
                                                             -------------------------------  -------------------------------

                                                                        2001           2000             2001            2000
-----------------------------------------------------------------------------------------------------------------------------
(In millions, except per share data)                                                   (Unaudited)

                                                               $        252   $                 $              $
Net income                                                                              216               744            700

Income impact on assumed conversion of preferred securities               3              3                 9              9
-----------------------------------------------------------------------------------------------------------------------------
                                                               $        255   $                 $              $
                                                                                        219               753            709

                                                                      192.4
Weighted-average shares outstanding                                                   192.6             191.9          196.2

Effect of dilutive securities and stock options                         9.0            8.1               8.8            7.6
-----------------------------------------------------------------------------------------------------------------------------
Weighted-average diluted shares outstanding                           201.4
                                                                                      200.7             200.7          203.8

                                                               $       1.31   $                 $              $
Basic earnings per share                                                               1.12              3.88           3.57
                                                               $       1.27   $                 $              $
Diluted earnings per share                                                             1.09              3.75           3.48
-----------------------------------------------------------------------------------------------------------------------------

CANADIAN NATIONAL RAILWAY COMPANY

SELECTED RAILROAD STATISTICS (U.S. GAAP)

-----------------------------------------------------------------------------


                                                                           Three months ended       Nine months ended
                                                                              September 30            September 30
                                                                        -------------------------------------------------

                                                                                2001        2000        2001        2000
-------------------------------------------------------------------------------------------------------------------------

                                                                                          (Unaudited)

Rail operations

Freight revenues ($ millions)                                                  1,288       1,281       3,975       3,887
Gross ton miles (millions)                                                    69,408      71,183     216,863     215,482
Revenue ton miles (RTM) (millions)                                            35,909      37,050     113,267     112,172
Route miles (includes Canada and the U.S.)                                    15,476      15,655      15,476      15,655
Operating expenses per RTM (cents) *                                            2.49        2.49        2.52        2.52
Freight revenue per RTM (cents)                                                 3.59        3.46        3.51        3.47
Carloads (thousands)                                                             915         956       2,814       2,847
Freight revenue per carload ($)                                                1,408       1,340       1,413       1,365
Diesel fuel consumed (Liters in millions)                                        305         308         987         967
Average fuel price ($/Liter)                                                    0.35        0.32        0.36        0.32
Revenue ton miles per liter of fuel consumed                                     118         120         115         116
Gross ton miles per liter of fuel consumed                                       228         231         220         223
Diesel fuel consumed (U.S. gallons in millions)                                   81          81         261         255
Average fuel price ($/U.S. gallon)                                              1.28        1.21        1.33        1.19
Revenue ton miles per U.S. gallon of fuel consumed                               443         457         434         440
Gross ton miles per U.S. gallon of fuel consumed                                 857         879         831         845
Locomotive bad order ratio (%)                                                   6.0         5.5         6.4         6.0
Freight car bad order ratio (%)                                                  5.6         5.0         5.8         5.1

------------------------------------------------------------------------------

Productivity

Operating ratio (%)*                                                            67.5        69.4        69.4        70.1
Freight revenue per route mile ($ thousands)                                      83          82         257         248
Revenue ton miles per route mile (thousands)                                   2,320       2,367       7,319       7,165
Freight revenue per average number of employees ($ thousands)                     57          55         179         173
Revenue ton miles per average number of employees (thousands)                  1,586       1,604       5,096       4,985

------------------------------------------------------------------------------

Employees

Number at end of period                                                       22,410      22,944      22,410      22,944
Average number during period                                                  22,646      23,103      22,227      22,502
Labor and fringe benefits expense per RTM (cents)                               0.98        0.96        0.97        0.99
Injury frequency rate per 200,000 person hours                                   4.2         5.1         4.3         5.8
Accident rate per million train miles                                            1.7         1.5         1.8         2.2

-------------------------------------------------------------------------------

Financial

Debt to total capitalization ratio (% at end of period)                         43.2        42.5        43.2        42.5
Return on assets (% at end of period)                                            1.6         1.5         4.7         4.8

-------------------------------------------------------------------------------
*   2001 figures exclude special charge.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (U.S. GAAP)
-----------------------------------------------------------------------------



                                             Three months ended September 30          Nine months ended September 30
                                          --------------------------------------   --------------------------------------
                                                                       Variance                                 Variance
                                                  2001         2000 Fav (Unfav)             2001        2000 Fav (Unfav)
-------------------------------------------------------------------------------------------------------------------------

<
                                                                           (Unaudited)
Revenue ton miles (millions)

Petroleum and chemicals
                                          6,181       6,301                (2%)    18,299       18,538              (1%)
Metals and minerals
                                          2,618       2,327                 13%    7,712        7,164                 8%
Forest products
                                          7,193       7,252                (1%)    21,699       21,771                 -
Coal
                                          3,795       3,905                (3%)    11,789       12,159              (3%)
Grain and fertilizers
                                          8,982       9,932               (10%)    31,933       31,348                2%
Intermodal
                                          6,481       6,663                (3%)    19,686       18,807                5%
Automotive
                                          659         670                  (2%)    2,149        2,385              (10%)
-------------------------------------------------------------------------------------------------------------------------
                                                                           (3%)        113,267                        1%
                                          35,909      37,050                                    112,172

Freight revenue / RTM (cents)

Petroleum and chemicals
                                          3.64        3.57                   2%    3.65         3.55                  3%
Metals and minerals
                                          4.51        4.38                   3%    4.30         4.20                  2%
Forest products
                                          3.61        3.47                   4%    3.57         3.46                  3%
Coal
                                          2.11        2.02                   4%    2.15         2.06                  4%
Grain and fertilizers
                                          2.83        2.67                   6%    2.66         2.65                   -
Intermodal
                                          3.75        3.60                   4%    3.68         3.57                  3%
Automotive
                                          16.39       17.61                (7%)    17.40        17.57               (1%)
Total
                                          3.59        3.46                   4%    3.51         3.47                  1%
-------------------------------------------------------------------------------------------------------------------------

Carloads (thousands)

Petroleum and chemicals
                                          126         128                  (2%)    383          382                    -
Metals and minerals
                                          69          67                     3%    195          200                 (3%)
Forest products
                                          116         121                  (4%)    359          367                 (2%)
Coal
                                          125         138                  (9%)    391          400                 (2%)
Grain and fertilizers
                                          136         140                  (3%)    434          417                   4%
Intermodal
                                          273         291                  (6%)    828          835                 (1%)
Automotive
                                          70          71                   (1%)    224          246                 (9%)
-------------------------------------------------------------------------------------------------------------------------
                                                                           (4%)                                     (1%)
                                          915         956                          2,814        2,847

Freight revenue / carload (dollars)

Petroleum and chemicals
                                          1,786       1,758                  2%    1,744        1,725                 1%
Metals and minerals
                                          1,710       1,522                 12%    1,703        1,505                13%
Forest products
                                          2,241       2,083                  8%    2,156        2,054                 5%
Coal
                                          640         572                   12%    647          628                   3%
Grain and fertilizers
                                          1,868       1,893                (1%)    1,959        1,993               (2%)
Intermodal
                                          890         825                    8%    874          805                   9%
Automotive
                                          1,543       1,662                (7%)    1,670        1,703               (2%)
Total
                                          1,408       1,340                  5%    1,413        1,365                 4%
-------------------------------------------------------------------------------------------------------------------------

CANADIAN NATIONAL RAILWAY COMPANY

 MANAGEMENT'S DISCUSSION AND ANALYSIS (U.S. GAAP)

-----------------------------------------------------------------------------

Management's discussion and analysis relates to the financial condition and results of operations of Canadian National Railway Company (CN) together with its wholly owned subsidiaries, including Grand Trunk Corporation and Illinois Central Corporation. As used herein, the word "Company" means, as the context requires, CN and its subsidiaries. CN's common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP). The Company also prepares consolidated financial statements in accordance with Canadian GAAP, which are included in this document. The Canadian GAAP financial statements are different in some respects from these financial statements, principally in the treatment of track replacement costs, expenditures relating to improvements of bridges and other structures and freight cars, foreign exchange, stock-based compensation, derivative instruments, and convertible preferred securities.

FINANCIAL RESULTS

Third quarter and first nine months of 2001 compared with corresponding periods in 2000
-------------------------------------------------------------------------------

The Company recorded consolidated net income of $252 million ($1.31 per basic share or $1.27 per diluted share) for the quarter ended September 30, 2001 compared to consolidated net income of $216 million ($1.12 per basic share or $1.09 per diluted share) in the third quarter of 2000. The consolidated net income for the nine months ended September 30, 2001 was $744 million ($3.88 per basic share or $3.75 per diluted share) compared to $700 million ($3.57 per basic share or $3.48 per diluted share) in the same period of 2000.

Operating income was $430 million for the three months ended September 30, 2001 compared to $407 million in the third quarter of 2000, an increase of $23 million, or 6%. The operating ratio improved to 67.5% in the current quarter from 69.4% in the third quarter of 2000, a 1.9 point betterment. For the first nine months of 2001, operating income was $1,161 million compared to $1,207 million in the same period of 2000.

The Company's results for both 2001 and 2000 include items of a non-recurring nature. Included in the third quarter and nine months ended September 30, 2001 is a deferred income tax recovery of $12 million ($0.06 per basic and diluted share) and $122 million ($0.64 per basic share or $0.61 per diluted share) respectively, resulting from the enactment of lower corporate tax rates in Canada. The nine-month period ended September 30, 2001 also included a special charge for workforce reductions of $98 million, $62 million after tax ($0.32 per basic share or $0.31 per diluted share), a charge to write down the Company's net investment in 360networks Inc. of $99 million, $71 million after tax ($0.37 per basic share or $0.35 per diluted share) and a gain of $101 million, $73 million after tax ($0.38 per basic share or $0.36 per diluted share) related to the sale of its 50 percent interest in the Detroit River Tunnel Company (DRT). In the first quarter of 2000, the Company recorded a gain of $84 million, $58 million after tax ($0.30 per basic share or $0.29 per diluted share) related to the exchange of its minority equity investments in certain joint venture companies for 11.4 million shares of 360networks Inc.

Excluding the effects of the items discussed above, consolidated net income for the third quarter was $240 million ($1.25 per basic share or $1.21 per diluted share) compared to $216 million ($1.12 per basic share or $1.09 per diluted share) for the comparable 2000 period, an increase of $24 million ($0.13 per basic share or $0.12 per diluted share). Consolidated net income, excluding non-recurring items, for the nine months ended September 30, 2001 was $682 million ($3.55 per basic share or $3.44 per diluted share), compared to $642 million ($3.27 per basic share or $3.19 per diluted share) for the same 2000 period, an increase of $40 million ($0.28 per basic share or $0.25 per diluted share).


Excluding the special charge, operating income for the nine-month period ended September 30, 2001 increased by $52 million, or 4%, to $1,259 million. The nine-month operating ratio, excluding the special charge, improved to 69.4% in 2001 from 70.1% in 2000, a 0.7 point betterment.


Revenues

Revenues for the third quarter ended September 30, 2001 totaled $1,325 million compared to $1,330 million in 2000, a decrease of $5 million. Revenues for the nine months ended September 30, 2001 were $4,115 million, an increase of $80 million, or 2%, from the same period last year. The decrease in the quarter was mainly due to lower revenues in grain and fertilizers, automotive, and other revenue. Partially offsetting these decreases were higher metals and minerals and forest products revenues, and the impact of the weaker Canadian dollar on U.S. dollar denominated revenues.

Revenue ton miles decreased by 3% in the quarter and increased by 1% in the nine-month period when compared to the same periods last year. Revenue per revenue ton mile increased by 4% for the current quarter and 1% for the nine-month period, when compared to the same periods in 2000.

Petroleum and chemicals: Revenues remained unchanged for the quarter and increased by $9 million, or 1%, for the first nine months when compared to the same periods in 2000. Growth in the first nine months of the year was driven by strong shipments of petroleum products, increased salt traffic, mainly in the early part of the year, and the weaker Canadian dollar. Significant weakness in sulfur demand and softening chemical markets partially offset these increases. The 2% increase in revenue per revenue ton mile for the quarter and 3% for the first nine months was mainly attributable to the effect of the weaker Canadian dollar and a decrease in the average length of haul in the first nine months.

Metals and minerals: Revenues increased by $16 million, or 16%, for the quarter and $31 million, or 10%, for the first nine months when compared to the same periods in 2000. Growth in the third quarter and first nine months of the year was driven by strong Canadian aluminum exports to the U.S. in line with weaker U.S. production, increased levels of equipment traffic, market share gains in steel, ores and concentrates, and increased stone and rock shipments to the U.S. Significant weakness in the steel markets continued to partially offset overall growth. The revenue per revenue ton mile increase of 3% for the quarter and 2% for the first nine months was mainly due to a shift in traffic mix.

Forest products: Revenues increased by $8 million, or 3%, for the quarter and $20 million, or 3%, for the first nine months when compared to the same periods in 2000. Lumber traffic contributed to third quarter growth, in line with a strong housing market in the U.S. Growth in the first nine months of the year was driven by market share gains in the panels segment and the effect of the weaker Canadian dollar. These gains in the quarter and the first nine months were partially offset by weakness in the pulp and paper markets, due in part to a significant reduction in U.S. paper consumption. The increase in revenue per revenue ton mile of 4% for the quarter and 3% for the first nine months was mainly due to the effect of the weaker Canadian dollar.

Coal: Revenues increased by $1 million, or 1%, for the quarter and $2 million, or 1%, for the first nine months when compared to the same periods in 2000. Strong demand for thermal coal in the third quarter and the first nine months of 2001 was mostly offset by reduced shipments of metallurgical coal due to the closure of some Canadian mines in 2000. The revenue per revenue ton mile increase of 4% for the quarter and the first nine months was mainly due to an increase in rates tied to commodity prices and the effect of the weaker Canadian dollar.

Grain and fertilizers: Revenues decreased by $11 million, or 4%, for the quarter and increased by $19 million, or 2%, for the first nine months when compared to the same periods in 2000. The third quarter decrease was driven by significantly reduced shipments of canola for offshore exports as inventories were drawn down. Weaker fertilizer shipments to U.S. and offshore markets also impacted third quarter and year-to-date performance. Growth in the first nine months was mainly driven by higher exports of canola through Vancouver, wheat shipments to the U.S. and eastern Canada, soybean exports through the Gulf of Mexico, and increased market share of U.S. corn traffic. The 6% increase in revenue per revenue ton mile in the quarter was mainly due to a shift to shorter haul traffic and the effect of the weaker Canadian dollar. Revenue per revenue ton mile for the first nine months was unchanged.

Intermodal: Revenues increased by $3 million, or 1%, for the quarter and $52 million, or 8%, for the first nine months when compared to the same periods in 2000. Growth in the quarter and the first nine months continues to be driven by market share gains in the international segment and from new service offerings in the domestic segment. In the third quarter, weaker economic conditions led to slower growth. Revenue per revenue ton mile increased by 4% in the third quarter and 3% year-to-date due to rate increases and the effect of the weaker Canadian dollar, partially offset by a shift to longer haul traffic.

Automotive: Revenues decreased by $10 million, or 8%, for the quarter and $45 million, or 11%, for the first nine months when compared to the same periods in 2000. Weakness in North American vehicle sales led to temporary plant shutdowns and impacted shipments of both vehicles and parts in the current quarter and first nine months of 2001. This weakness was partially offset by the effect of the weaker Canadian dollar. One-time gains last year also significantly contributed to the year over year decline. The decrease in revenue per revenue ton mile of 7% in the third quarter and 1% for the first nine months was mainly due to a shift in traffic mix and an increase in the average length of haul.

Operating expenses

In the third quarter of 2001, total operating expenses amounted to $895 million compared to $923 million in the same 2000 quarter. Operating expenses for the first nine months of 2001 were $2,954 million compared to $2,828 million in the same period of 2000. The decrease in the third quarter was mainly due to lower expenses for purchased services and operating taxes partially offset by higher fuel costs. The increase in the first nine months of 2001 was mainly due to the special charge, higher costs for fuel and material, partially offset by lower expenses for purchased services and operating taxes. Operating expenses, excluding the special charge, for the first nine months of 2001 amounted to $2,856 million, an increase of $28 million, or 1%, from the comparable period in 2000.

Labor and fringe benefits: Labor and fringe benefit expenses decreased by $3 million, or 1%, for the third quarter and by $8 million, or 1%, for the first nine months when compared to the same 2000 periods. The decrease in both the quarter and nine-month period ended September 30, 2001 was attributable to lower pension and other benefit related expenses partially offset by wage increases and the impact of the weaker Canadian dollar on U.S. denominated expenses.

Purchased services: The costs of purchased services decreased by $19 million, or 14%, for the quarter and $28 million, or 7%, for the nine-month period ended September 30, 2001 when compared to the corresponding periods of 2000. Decreases in the quarter and first nine months of 2001 were mainly due to one-time consulting and professional fees related to a proposed combination in 2000, partially offset by higher utility costs and equipment repair expenses.

Depreciation and amortization: Depreciation and amortization expense remained unchanged for the quarter and increased by $2 million, or 1%, for the nine months ended September 30, 2001 compared to the respective 2000 periods. Increased depreciation expense related to capital additions was mostly offset by the effects of revised depreciation rates for certain assets.

Fuel: The increase in the current quarter of $6 million, or 6%, and $57 million, or 18%, in the nine months ended September 30, 2001, was primarily due to an increase in the average fuel price.

Equipment rents: These expenses decreased by $4 million, or 5%, in the current quarter and increased by $7 million, or 3%, for the first nine months of the year when compared to the same periods in 2000. The decrease in the quarter was mainly due to lower private car mileage payments and lower lease expenses partially offset by lower lease and offline car hire income. The increase for the nine-month period was attributable to lower lease and offline car hire income, partially offset by lower private car mileage payments.

Material: For the quarter and nine months ended September 30, 2001, material costs decreased by $2 million, or 4%, and increased by $8 million, or 5%, respectively, from the comparable periods in 2000. The decrease in the current quarter was mainly due to higher recoveries that were in most part offset by increased locomotive maintenance costs. The increase for the nine-month period is mainly due to increased locomotive and car maintenance costs.

Operating taxes: Operating taxes decreased by $9 million, or 21%, during the third quarter of 2001 and $12 million, or 9%, during the nine-month period ended September 30, 2001 when compared to the corresponding periods in 2000, mainly due to provincial sales tax recoveries and lower municipal taxes, partially offset by higher provincial capital taxes.

Casualty and other: These expenses increased by $3 million, or 10% in the current quarter and by $2 million, or 2%, for the first nine months of 2001 when compared to the corresponding 2000 periods. The increase in the quarter was mainly due to higher costs for casualty and legal claims. The increase in the nine-months ended September 30, 2001 resulted from various one-time recoveries in 2000 and higher expenses for environmental matters. Partially offsetting the third quarter and year-to-date increases are lower expenses for damaged equipment and merchandise claims.
Other

Interest expense: The decrease in interest costs of $6 million for the current quarter and $2 million in the first nine months of 2001 versus the equivalent 2000 periods was mainly due to the refinancing of a portion of matured debt at lower rates.

Other income: The Company recorded other income of $12 million for the three months ended September 30, 2001 compared to $16 million for the third quarter of 2000. Other income for the nine months ended September 30, 2001 was $34 million compared to $125 million in the same 2000 period. Included in the nine-month period ended September 30, 2001 is a charge of $99 million to write down the Company's net investment in 360networks Inc. and a one-time gain of $101 million related to the sale of the Company's 50 per cent interest in DRT. The comparative nine-month period in 2000 included an $84 million gain related to the 360networks Inc. transaction.

Income tax expense: The Company recorded an income tax expense of $117 million for the current quarter and $128 million for the corresponding period in 2000. Income tax expense was $220 million for the nine months ended September 30, 2001 and $399 million for the comparable 2000 period. The decrease in the nine-month period is mainly due to a $122 million deferred income tax recovery, of which $12 million was recorded in the third quarter, resulting from the enactment of lower corporate tax rates in Canada. Excluding non-recurring items, the effective tax rate for the quarter and nine-month period ended September 30, 2001 was 35.0% and 35.7%, respectively. The effective tax rate for the quarter and nine months ended September 30, 2000 was 37.2% and 36.7%, respectively, excluding the non-recurring item in the first quarter of 2000.

LIQUIDITY AND CAPITAL RESOURCES

Operating activities: Cash provided from operating activities was $315 million and $907 million for the three and nine-month period ended September 30, 2001, respectively, compared to $479 million and $1,053 million for the same 2000 periods. Net income, excluding non-cash items, generated cash of $430 million for the current quarter and $1,301 million for the nine months ended September 30, 2001, compared to $494 million and $1,332 million in the corresponding 2000 periods. A portion of the cash generated in the first nine months of 2001 and 2000, was consumed by an increase in working capital in addition to payments with respect to workforce reductions of $128 million and $145 million, respectively. The provision for workforce reductions amounted to $481 million as at September 30, 2001.

Investing activities: Cash used by investing activities in the current quarter and first nine months of 2001 amounted to $287 million and $596 million, respectively, compared to $294 million and $657 million for the comparable periods in 2000. Proceeds from the sale of DRT amounted to $112 million. Capital expenditures amounted to $264 million and $662 million in the three and nine months ended September 30, 2001, respectively, a decrease of $12 million and an increase of $17 million from the same 2000 periods. Net capital expenditures included expenditures for roadway renewal, rolling stock, and other capacity and productivity improvements.

Dividends: The Company paid a quarterly dividend to its shareholders at the rate of $0.195 per share amounting to $38 million for the current quarter and $113 million for the first nine months of 2001. For the comparable 2000 periods, the Company paid $33 million and $103 million, respectively, to its shareholders at a rate of $0.175 per share.

Financing activities: Cash provided from financing activities totaled $810 million for the third quarter and $617 million for the nine months ended September 30, 2001 compared to cash provided of $16 million and cash used of $357 million in the same periods of 2000. The increase in the third quarter and nine-month period is mainly due to the issuance of debt securities in two series, U.S.$400 million (Cdn$629 million) 6.375% Notes due 2011 and U.S.$200 million (Cdn$314 million) 7.375% Debentures due 2031, under a currently effective shelf registration statement. At September 30, 2001, the Company had U.S.$400 million remaining for issuance under the shelf registration.

In the three and nine months ended September 30, 2000, $84 million and $448 million, respectively, was used to repurchase common shares as part of the share repurchase program.

ACQUISITION OF WISCONSIN CENTRAL TRANSPORTATION CORPORATION

On January 29, 2001, the Company, through an indirect wholly owned subsidiary, and Wisconsin Central Transportation Corporation (WC) entered into a merger agreement (the Merger) providing for the acquisition of all of the shares of WC by the Company for a purchase price of approximately $1,200 million (U.S.$800 million or U.S.$17.15 per share) payable in cash. On October 9, 2001, the Company completed its acquisition of WC and began a phased integration of the companies' operations. The acquisition was financed by debt and cash on hand.

The Merger was approved by the shareholders of WC at a special meeting held on April 4, 2001. On September 7, 2001, the U.S. Surface Transportation Board (STB) rendered a decision, unanimously approving the Company's acquisition of WC.

The Merger involves the integration of two previously independent businesses to provide shippers enhanced rail services over a coordinated network. There can be no assurance that the Company and WC will be able to coordinate their businesses without encountering operational difficulties or experiencing the loss of key CN or WC employees or customers, or that there will be realization of rail service and other efficiencies or synergies that are expected to be derived from the Merger.

As of October 9, 2001, the date of acquisition, the Company will account for the Merger using the purchase method of accounting as required by the Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards
(SFAS) No.141 "Business Combinations". Under this method, the Company will prepare its financial statements reflecting the allocation of the purchase price to acquire the WC shares based on the relative fair values of the assets and liabilities of WC. The results of operations of the Company will reflect the effects of the acquisition as of the date of acquisition.

SHARE REPURCHASE PROGRAM

On January 23, 2001, the Board of Directors of the Company approved a share repurchase program which allows for the repurchase of up to 10 million common shares between January 31, 2001 and January 30, 2002 pursuant to a normal course issuer bid, at prevailing market prices. At September 30, 2001, the Company had not repurchased any common shares under the share repurchase program.

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2001, the FASB issued SFAS No.142, "Goodwill and Other Intangible Assets" that changes the accounting for goodwill from an amortization method to an impairment-only approach. In addition, this statement requires acquired intangible assets to be separately recognized if the benefit of the intangible assets are obtained through contractual or other legal right, or if the intangible assets can be sold, transferred, licensed, rented or exchanged, regardless of the acquirer's intent to do so. The Company is currently evaluating the impact of this statement on its acquisition of WC.

In August 2001, the FASB issued SFAS No.143, "Accounting for Asset Retirement Obligations". SFAS No.143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. This statement is effective for the Company's fiscal year beginning January 1, 2003. The Company does not expect SFAS No.143 to have a material impact on its financial statements.

In October 2001, the FASB issued SFAS No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No.144 provides accounting guidance for long-lived assets to be held and used, to be disposed of other than by sale, and to be disposed of by sale. This statement is effective for the Company's fiscal year beginning January 1, 2002. The Company is presently evaluating the impact SFAS No.144 will have on its financial statements.

BUSINESS RISKS

Certain information included in this report may be "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the outlook, the actual results or performance of the Company or the rail industry to be materially different from any future results or performance implied by such statements. Such factors include the factors set forth below as well as other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the U.S.

Competition

The Company faces significant competition from a variety of carriers, including Canadian Pacific Railway Company which operates the other major rail system in Canada, serving most of the same industrial and population centers as the Company, long distance trucking companies and, in certain markets, major U.S. railroads and other Canadian and U.S. railroads. Competition is generally based on the quality and reliability of services provided, price, and the condition and suitability of carriers' equipment. Competition is particularly intense in Eastern Canada where an extensive highway network and population centers, located relatively close to one another, have encouraged significant competition from trucking companies. In addition, much of the freight carried by the Company consists of commodity goods that are available from other sources in competitive markets. Factors affecting the competitive position of suppliers of these commodities, including exchange rates, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company's volumes, revenues and profit margins.

To a greater degree than other rail carriers, the Company's subsidiary, Illinois Central Railroad Company (ICRR), is vulnerable to barge competition because its main routes are parallel to the Mississippi River system. The use of barges for some commodities, particularly coal and grain, often represents a lower cost mode of transportation. Barge competition and barge rates are affected by navigational interruptions from ice, floods and droughts, which can cause widely fluctuating barge rates. The ability of ICRR to maintain its market share of the available freight has traditionally been affected by the navigational conditions on the river.

In recent years, there has been significant consolidation of rail systems in the U.S. The resulting larger rail systems are able to offer seamless services in larger market areas and effectively compete with the Company in certain markets. There can be no assurance that the Company will be able to compete effectively against current and future competitors in the railroad industry and that further consolidation within the railroad industry will not adversely affect the Company's competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environment

The Company's operations are subject to federal, provincial, state, municipal and local regulations under environmental laws and regulations concerning, among other things, emissions into the air, discharges into waters, the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials, decommissioning of underground and aboveground storage tanks, and soil and groundwater contamination. A risk of environmental liability is inherent in the railroad and related transportation operations, real estate ownership, operation or control and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railway operations and relating to its past and present ownership, operation or control of real property.

While the Company believes that it has identified the costs likely to be incurred in the next several years for environmental matters, its ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities.

In the operation of a railroad, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up technique, the Company's share of the costs and evolving regulatory standards governing environmental liability. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases. For these reasons, no assurance can be given that the Company will not incur material environmental liabilities in the future.

As at September 30, 2001, the Company had aggregate accruals for environmental costs of $84 million ($85 million at December 31, 2000). The Company has not included any reduction in costs for anticipated recovery from insurance.

Legal actions

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to contractual obligations, personal and occupational injuries, damage to property and environmental matters. The Company maintains provisions for such items, which it considers to be adequate. The final outcome with respect to actions outstanding or pending as at September 30, 2001 cannot be predicted with certainty, and therefore, there can be no assurance that their resolution will not have a material adverse effect on the Company's financial position or results of operations.

Labor negotiations

Labor agreements with all Canadian unions expired on December 31, 2000. By October 2001, the Company had achieved ratified settlements with four of the labor organizations representing 9,200 of the Company's approximately 14,350 Canadian unionized employees: the Brotherhood of Maintenance of Way Employees, the Canadian National Railway Police Association, the International Brotherhood of Electrical Workers and the Canadian Auto Workers. These agreements are for a three-year period effective until December 31, 2003.

The Company reached an agreement with the Canadian Council of Railway Operating Unions (CCROU) (approximately 4,900 employees) on May 13, 2001. This agreement was not ratified and the conciliation period ended on October 31, 2001. The parties have entered a 21-day "cooling-off" period ending on November 21, 2001, after which they will be in a legal position to lock out/strike subject to certain conditions. The CCROU must have a strike mandate before it can take labor action, but it has not held a strike vote and none is currently planned. The Company and the Rail Canada Traffic Controllers (RCTC) (approximately 250 employees) are still in conciliation. Negotiations are continuing with both labor organizations. Although the Company currently believes it can negotiate the renewal of its collective agreements with the CCROU and RCTC, there can be no assurance that their resolution will not have a material adverse effect on the Company's financial position or results of operations.

The general approach to labor negotiations by U.S. Class 1 railroads is to bargain on a collective national basis. For several years now, Grand Trunk Western (GTW), Duluth Winnipeg and Pacific (DWP), ICRR and CCP Holdings, Inc.
(CCP) have bargained on a local basis rather than holding national, industry wide negotiations. Local negotiations result in settlements that better address both the employees' concerns and preferences and the railways' actual operating environment. There are risks associated with negotiating locally. Presidents and Congress have demonstrated that they will step in to avoid national strikes, while a local dispute may not generate federal intervention, making an extended work stoppage more likely. The Company's management believes the potential mutual benefits of local bargaining outweigh the risks.

As of October 2001, the Company had in place agreements with bargaining units representing approximately 55% of the unionized workforce at ICRR, 95% at GTW and DWP, and 70% at CCP. These agreements have various durations, ranging from the end of 2001 to the end of 2004.

Negotiations are ongoing with the bargaining units with which the Company has not yet achieved new settlements. Until new agreements are reached, the terms and conditions of previous agreements continue to apply. Although the Company does not anticipate work action related to these negotiations while they are ongoing, there can be no assurance that their resolution will not have a material adverse effect on the Company's financial position or results of operations.

Regulation

The Company's rail operations in Canada are subject to regulation as to (i) rate setting and network rationalization by the Canadian Transportation Agency (the
CTA), under the Canada Transportation Act (Canada) (the Act), and (ii) safety by the federal Minister of Transport under the Railway Safety Act (Canada) and certain other statutes. The Company's U.S. rail operations are subject to regulation by the STB (the successor to the Interstate Commerce Commission) and the Federal Railroad Administration. In addition, the Company is subject to a variety of health, safety, labor, environmental and other regulations, all of which can affect its competitive position and profitability.

The CTA Review Panel, which was appointed by the federal government to carry out a comprehensive review of the Canadian transportation legislation, including the Act, issued its report to the Minister of Transport at the end of June 2001. It was released to the public on July 18, 2001 and contains numerous recommendations for legislative changes which, if adopted, would affect all modes of transportation, including rail. No assurance can be given that any decision by the federal government pursuant to the report's recommendations will not materially adversely affect the Company's financial position or results of operations.

Financial instruments

Although the Company conducts its business and receives revenues primarily in Canadian dollars, a portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company's results are affected by fluctuations in the exchange rate between these currencies. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company's revenues.

The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. However, the credit standing of counterparties is regularly monitored.

To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a systematic hedging program which calls for regularly entering into positions to cover a target percentage of future fuel consumption up to two years in advance.

The realized gains are negligible for the current quarter and $4 million for the nine months ended September 30, 2001. Hedging positions and credit standing of counterparties are monitored, and losses due to counterparty non-performance are not anticipated. As at September 30, 2001, the Company hedged approximately 44% of the estimated 2001 fuel consumption, 43% of the estimated 2002 fuel consumption and 14% of the estimated 2003 fuel consumption. Unrealized losses recorded in Other comprehensive income from the Company's fuel hedging activities were $18 million as at September 30, 2001.

Other risks

In any given year, the Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in the demand for them. However, many of the bulk commodities the Company transports move offshore and are impacted more by global economic conditions than North American economic cycles. The Company's results of operations can be expected to reflect this cyclicality because of the significant fixed costs inherent in railroad operations. The Company's revenues are affected by prevailing economic conditions. Should an economic slowdown or recession occur in North America or other key markets, or should major industrial restructuring take place, the volume of rail shipments carried by the Company is likely to be affected.

In addition to the inherent risks of the business cycle, the Company is occasionally susceptible to severe weather conditions. For example, in the first quarter of 1998, a severe ice storm hit eastern Canada, which disrupted operations and service for the railroad as well as for CN customers.

Generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

CANADIAN NATIONAL RAILWAY COMPANY

CONSOLIDATED STATEMENT OF INCOME (CANADIAN GAAP)

------------------------------------------------------------------------------

(In millions, except per share data)



                                                                      Three months ended              Nine months ended
                                                                         September 30                    September 30
                                                                   -------------------------       -------------------------

                                                                         2001          2000               2001         2000
----------------------------------------------------------------------------------------------------------------------------
                                                                                         (Unaudited)

                                                                    $            $                   $   4,115     $
Revenues                                                           1,325              1,334                            4,050
----------------------------------------------------------------------------------------------------------------------------


Operating expenses excluding special charge                        994          1,013              3,079         3,009


Special charge (Note 3)                                            -            -                  98            -
----------------------------------------------------------------------------------------------------------------------------
Total operating expenses
                                                                   994          1,013              3,177         3,009


Operating income                                                   331          321                938           1,041


Interest expense                                                   (71)         (76)               (220)         (222)


Other income (Note 4)                                              11           14                 32            117
----------------------------------------------------------------------------------------------------------------------------


Income before income taxes                                         271          259                750           936


Income tax expense                                                 (94)         (98)               (262)         (338)
----------------------------------------------------------------------------------------------------------------------------

                                                                    $            $                  $             $
Net income (Note 6)                                                177          161                488           598
----------------------------------------------------------------------------------------------------------------------------

Earnings per share (Note 6)

                                                                    $            $                  $             $
   Basic earnings per share                                        0.90         0.82               2.50          3.00

                                                                    $            $                  $             $
   Diluted earnings per share                                      0.88         0.80               2.43          2.93

Weighted-average number of shares


   Basic                                                           192.4        192.6              191.9         196.2


   Diluted                                                         201.4        200.7              200.7         203.8
----------------------------------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF OPERATING INCOME (CANADIAN GAAP)
------------------------------------------------------------------------------
(In millions)


                                       48





                                             Three months ended September 30            Nine months ended September 30
                                         ----------------------------------------   ----------------------------------------
                                                                        Variance                                   Variance
                                                  2001          2000 Fav (Unfav)              2001         2000 Fav (Unfav)
----------------------------------------------------------------------------------------------------------------------------

                                                                                (Unaudited)

Revenues

                                             $            $                             $            $
Petroleum and chemicals                     225          225                   -       668          659                  1%

Metals and minerals                         118          102                 16%       332          301                 10%

Forest products                             260          252                  3%       774          754                  3%

Coal                                               80    79                   1%       253          251                  1%

Grain and fertilizers                       254          265                (4%)       850          831                  2%

Intermodal                                  243          240                  1%       724          672                  8%

Automotive                                  108          118                (8%)       374          419               (11%)

Other items                                        37    53                (30%)       140          163               (14%)
---------------------------------------------------------------------               ----------------------------
                                                                            (1%)                                         2%
                                            1,325        1,334                         4,115        4,050

Operating expenses


Labor and fringe benefits                   417          426                  2%       1,247        1,256                1%


Purchased services                          136          151                 10%       412          434                  5%


Depreciation and amortization               106          96                (10%)       336          308                (9%)

Fuel                                        112          106                (6%)       376          321               (17%)

Equipment rents                                    72    77                   6%       225          218                (3%)

Material                                           61    61                    -       208          188               (11%)

Operating taxes                                    34    43                  21%       115          127                  9%

Casualty and other                                 56    53                 (6%)       160          157                (2%)

                                                                                        8
Special charge (Note 3)                     -            -                     -       9            -                (100%)
---------------------------------------------------------------------               ----------------------------

                                            994          1,013                2%       3,177        3,009              (6%)
---------------------------------------------------------------------               ----------------------------

                                             $            $                             $            $
Operating income                            331          321                  3%       938          1,041             (10%)
----------------------------------------------------------------------------------------------------------------------------

                                                               75.9%                                      74.3%
Operating ratio (excluding special charge)       75.0%              0.9                      74.8%             (0.5)
----------------------------------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET  (CANADIAN GAAP)
-----------------------------------------------------------------------------
(In millions)


                                                                          September 30        December 31      September 30
                                                                                  2001               2000              2000
----------------------------------------------------------------------------------------------------------------------------
                                                                           (Unaudited)                          (Unaudited)
Assets

Current assets:
                                                                       $          830      $                 $
     Cash and cash equivalents                                                            19                247

     Accounts receivable (Note 5)                                     759                 737               839

     Material and supplies                                            124                 110               124

     Deferred income taxes                                            142                 116               135

     Other                                                            154                 143               174
----------------------------------------------------------------------------------------------------------------------------
                                                                                2,009
                                                                                          1,125             1,519

                                                                              14,083
Properties                                                                                13,583            13,341

Other assets and deferred charges                                     460                 488               442
----------------------------------------------------------------------------------------------------------------------------

Total assets                                                           $    16,552         $      15,196     $      15,302
----------------------------------------------------------------------------------------------------------------------------

Liabilities and shareholders' equity

Current liabilities:
                                                                       $       1,292       $                 $
     Accounts payable and accrued charges                                                 1,393             1,259

     Current portion of long-term debt                                148                 434               436

     Other                                                            71                  76                95
----------------------------------------------------------------------------------------------------------------------------
                                                                                1,511
                                                                                          1,903             1,790

                                                                                2,759
Deferred income taxes                                                                     2,516             2,629
                                                                                1,134
Other liabilities and deferred credits                                                    1,193             1,261
                                                                                4,968
Long-term debt (Note 5)                                                                   3,886             4,038

Shareholders' equity:
                                                                                3,182
     Common shares (Note 5)                                                               3,124             3,143

     Convertible preferred securities                                 327                 327               327

     Contributed surplus                                              178                 178               180

     Currency translation                                             119                 61                18
                                                                                2,374
     Retained earnings                                                                    2,008             1,916
----------------------------------------------------------------------------------------------------------------------------
                                                                                6,180
                                                                                          5,698             5,584
----------------------------------------------------------------------------------------------------------------------------

Total liabilities and shareholders' equity                             $    16,552         $      15,196     $      15,302
----------------------------------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.


CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (CANADIAN GAAP)
-------------------------------------------------------------------------------
(In millions)


                                                             Three months ended                 Nine months ended
                                                                September 30                       September 30
                                                       --------------------------------  ---------------------------------

                                                                  2001            2000               2001            2000
--------------------------------------------------------------------------------------------------------------------------
                                                                                  (Unaudited)
Common shares (1)

                                                         $              $                   $              $
Balance, beginning of period                            3,169          3,165               3,124          3,311


Stock options exercised                                 13             10                  58             18


Share repurchase program                                -              (32)                -              (186)

--------------------------------------------------------------------------------------------------------------------------
                                                         $              $                   $              $
Balance, end of period                                  3,182          3,143               3,182          3,143
--------------------------------------------------------------------------------------------------------------------------

Convertible preferred securities (2)

--------------------------------------------------------------------------------------------------------------------------

                                                        $              $                                  $
Balance, beginning and end of period                    327            327                        $   327 327

--------------------------------------------------------------------------------------------------------------------------

Contributed surplus

                                                         $              $                   $              $
Balance, beginning of period                            178            181                 178            190


Share repurchase program                                -              (1)                 -              (10)

--------------------------------------------------------------------------------------------------------------------------
                                                         $              $                   $              $
Balance, end of period                                  178            180                 178            180
--------------------------------------------------------------------------------------------------------------------------

Currency translation

--------------------------------------------------------------------------------------------------------------------------
                                                         $              $                   $              $
Balance, end of period                                  119            18                  119            18
--------------------------------------------------------------------------------------------------------------------------

Retained earnings

                                                         $              $                   $              $
Balance, beginning of period                            2,238          1,844               2,008          1,687


Net income                                              177            161                 488            598


Share repurchase program                                -              (53)                -              (256)


Dividends                                               (41)           (36)                (122)          (113)

--------------------------------------------------------------------------------------------------------------------------
                                                         $              $                   $              $
Balance, end of period                                  2,374          1,916               2,374          1,916
--------------------------------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.


(1) The Company issued 0.3 million and 1.9 million shares for the three and nine months ended September 30, 2001, respectively, as a result of stock options exercised. At September 30, 2001, the Company had 192.5 million common shares outstanding.

(2) At September 30, 2001, the Company had 4.6 million convertible preferred securities outstanding.

CANADIAN NATIONAL RAILWAY COMPANY

CONSOLIDATED STATEMENT OF CASHFLOWS (CANADIAN GAAP)

------------------------------------------------------------------------------
(In millions)


                                                              Three months ended                  Nine months ended
                                                                 September 30                        September 30
                                                       ---------------------------------   ---------------------------------

                                                                  2001             2000               2001             2000
----------------------------------------------------------------------------------------------------------------------------
                                                                                      (Unaudited)
Operating activities

Net income                                               $      177      $        161         $      488      $        598
Non-cash items in income:
                                                                  107                                 340
     Depreciation and amortization                                                 100                       315
                                                                                                      105
     Deferred income taxes                              23                         115                       258
                                                                                                    (101)
     Gain on sale of investments (Note 4)               -               -                                    (84)

     Write-down of investment (Note 4)                  -               -                    99              -

     Special charge (Note 3)                            -               -                    98              -
Changes in:
                                      (95)
     Accounts receivable (Note 5)                                       59                   (46)            (29)

     Material and supplies                              13              24                   (13)            (7)

     Accounts payable and accrued charges               5                          (34)      (99)            (71)
                                      (11)
     Other net current assets and liabilities                           22                   (14)            (47)
Payments for workforce reductions                                 (39)             (42)             (128)             (145)

Other                                                   13                         (48)      (99)            12
----------------------------------------------------------------------------------------------------------------------------
                                                                  193                                 630
Cash provided from operating activities                                            357                       800
----------------------------------------------------------------------------------------------------------------------------

Investing activities

Net additions to properties                                     (120)            (166)              (388)             (408)
                                      (41)
Net proceeds (costs) from disposal of properties                        (5)                  (33)            19
                                                                                                      112
Other                                                   -               -                                    -
----------------------------------------------------------------------------------------------------------------------------
Cash used by investing activities                               (161)            (171)              (309)             (389)
----------------------------------------------------------------------------------------------------------------------------

Dividends paid to shareholders                                    (42)             (33)             (127)             (112)

Financing activities

                                                              2,034                                2,538
Issuance of long-term debt (Note 5)                                                472                       754
Reduction of long-term debt                                  (1,231)             (380)           (1,973)              (682)

Issuance of common shares                               7               9                    52              17

Repurchase of common shares (Note 5)                    -                          (84)      -                        (448)
----------------------------------------------------------------------------------------------------------------------------
                                                                  810                                 617
Cash provided from (used by) financing activities                       17                                            (359)
----------------------------------------------------------------------------------------------------------------------------


                                                                  800                                 811
Net increase (decrease) in cash and cash equivalents                               170                       (60)


Cash and cash equivalents, beginning of period          30              77                   19              307
----------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                 $      830      $        247         $      830      $        247
----------------------------------------------------------------------------------------------------------------------------
Certain of the 2000 figures have been reclassified in order to be consistent with the 2001 presentation. See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CANADIAN GAAP)

------------------------------------------------------------------------------

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (CANADIAN GAAP)
------------------------------------------------------------------------------
(In millions)

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CANADIAN GAAP)
------------------------------------------------------- ----------------------



In management's opinion, the accompanying unaudited interim consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company's (the Company) financial position as at September 30, 2001, December 31 and September 30, 2000, its results of operations, changes in shareholders' equity and cash flows for the three and nine months ended September 30, 2001 and 2000.

While management believes that the disclosures presented are adequate to make the information not misleading, these consolidated financial statements and notes should be read in conjunction with the Company's Annual Consolidated Financial Statements.

Note 2 - Acquisition of Wisconsin Central Transportation Corporation

On January 29, 2001, the Company, through an indirect wholly owned subsidiary, and Wisconsin Central Transportation Corporation (WC) entered into a merger agreement (the Merger) providing for the acquisition of all of the shares of WC by the Company for a purchase price of approximately $1,200 million (U.S.$800 million or U.S.$17.15 per share) payable in cash. On October 9, 2001, the Company completed its acquisition of WC and began a phased integration of the companies' operations. The acquisition was financed by debt and cash on hand.

The Merger was approved by the shareholders of WC at a special meeting held on April 4, 2001. On September 7, 2001, the U.S. Surface Transportation Board (STB) rendered a decision, unanimously approving the Company's acquisition of WC.

As of October 9, 2001, the date of acquisition, the Company will account for the Merger using the purchase method of accounting as required by Section 1581, "Business Combinations" of the Canadian Institute of Chartered Accountants' Handbook. Under this method, the Company will prepare its financial statements reflecting the allocation of the purchase price to acquire the WC shares based on the relative fair values of the assets and liabilities of WC. The results of operations of the Company will reflect the effects of the acquisition as of the date of acquisition.



Note 3 - Special charge

The Company recorded a charge of $98 million, $62 million after tax, in the second quarter of 2001 for the reduction of 690 positions by the end of 2002. The charge includes severance and other payments to be made to affected employees.

Note 4 - Other income

In June 2001, the Company recorded a charge of $99 million, $77 million after tax, to write down its net investment in 360networks Inc. During the third quarter, the Company sold all of its shares of 360networks Inc. In March 2000, the Company had recorded a gain of $84 million, $58 million after tax, related to the exchange of its minority equity investments in certain joint venture companies for 11.4 million shares of 360networks Inc.

In the first quarter of 2001, the Company completed the sale of its 50 percent interest in the Detroit River Tunnel Company (DRT) and recorded a gain of $101 million, $82 million after tax. The DRT is a 1.6-mile rail-only tunnel crossing the Canada-U.S. border between Detroit and Windsor, Ontario.

Note 5 - Financing activities

Shelf Registration Statement
During the quarter, the Company filed a shelf registration statement providing for the issuance, from time to time, of up to U.S.$1 billion of debt securities in one or more offerings. In September 2001, the Company issued debt securities in two series, U.S.$400 million (Cdn$629 million) 6.375% Notes due 2011 and U.S.$200 million (Cdn$314 million) 7.375% Debentures due 2031, under the shelf registration. The proceeds from the issuance were mainly used to finance a portion of the cost to acquire WC. At September 30, 2001, the Company had U.S.$400 million remaining for issuance under the shelf registration.

Share Repurchase Program
On January 23, 2001, the Board of Directors of the Company approved a share repurchase program which allows for the repurchase of up to 10 million common shares between January 31, 2001 and January 30, 2002 pursuant to a normal course issuer bid, at prevailing market prices. At September 30, 2001, the Company had not repurchased any common shares under the share repurchase program.




Accounts Receivable Securitization
The Company has a five-year revolving agreement to sell eligible freight trade receivables up to a maximum of $350 million of receivables outstanding at any point in time, expiring in 2003. At September 30, 2001, pursuant to the agreement, $147 million and U.S.$40 million (Cdn$64 million) had been sold on a limited recourse basis compared to $147 million and U.S.$40 million (Cdn$61 million) at December 31, 2000.

CANADIAN NATIONAL RAILWAY COMPANY

SELECTED RAILROAD STATISTICS (CANADIAN GAAP)

-------------------------------------------------------------------------------

Note 6 - Net income and earnings per share

Net income for 2001 and 2000 include items of a non-recurring nature as outlined in the following table:

                                                                      Three months ended           Nine months ended
                                                                         September 30                September 30
                                                                   ------------------------------------------------------

                                                                           2001         2000           2001         2000
-------------------------------------------------------------------------------------------------------------------------
                                                                     (In millions)             (Unaudited)

                                                              $            $              $            $
Income tax expense                                                 (94)         (98)           (301)        (312)
-------------------------------------------------------------------------------------------------------------------------


Net income, excluding non-recurring items                          177          161            545          540

Non-recurring items, net of tax:

    Special charge for workforce reductions                        -            -              (62)         -

    Write-down of net investment in 360networks Inc.               -            -              (77)         -

    Gain on sale of Detroit River Tunnel Company                   -            -              82           -

    Gain on 360networks Inc. transaction                           -            -              -            58
-------------------------------------------------------------------------------------------------------------------------

                                                                   -            -              (57)         58

                                                                    $            $              $            $
Net income                                                         177          161            488          598

-------------------------------------------------------------------------------------------------------------------------


The following table provides a reconciliation between basic and diluted earnings per share:

                                                                    Three months ended           Nine months ended
                                                                       September 30                 September 30
                                                               ----------------------------------------------------------

                                                                           2001         2000           2001         2000
-------------------------------------------------------------------------------------------------------------------------
(In millions, except per share data)                                                   (Unaudited)

                                                                    $            $              $            $
Net income                                                         177          161            488          598

Dividends on convertible preferred securities                      (3)          (3)            (9)          (9)
-------------------------------------------------------------------------------------------------------------------------
Income used for basic earnings per share                            $            $              $            $
                                                                   174          158            479          589


Weighted-average shares outstanding                                192.4        192.6          191.9        196.2

Effect of dilutive securities and stock options                    9.0          8.1            8.8          7.6
-------------------------------------------------------------------------------------------------------------------------
Weighted-average diluted shares outstanding
                                                                   201.4        200.7          200.7        203.8

                                                                    $            $              $            $
Basic earnings per share                                           0.90         0.82           2.50         3.00
                                                                    $            $              $            $
Diluted earnings per share                                         0.88         0.80           2.43         2.93
-------------------------------------------------------------------------------------------------------------------------


In December 2000, the Company early adopted the CICA's recommendations related to the presentation of earnings per share. The new standard requires restatement of prior period comparative information.








                                                                  Three months ended            Nine months ended
                                                                     September 30                  September 30
                                                              ---------------------------   ---------------------------

                                                                       2001         2000             2001         2000
-----------------------------------------------------------------------------------------------------------------------
                                                                                        (Unaudited)

Rail operations


Freight revenues ($ millions)                                 1,288        1,281            3,975        3,887

Gross ton miles (millions)                                    69,408       71,183           216,863      215,482

Revenue ton miles (RTM) (millions)                            35,909       37,050           113,267      112,172

Route miles (includes Canada and the U.S.)                    15,476       15,655           15,476       15,655

Operating expenses per RTM (cents) *                          2.77         2.73             2.72         2.68

Freight revenue per RTM (cents)                               3.59         3.46             3.51         3.47

Carloads (thousands)                                          915          956              2,814        2,847

Freight revenue per carload ($)                               1,408        1,340            1,413        1,365

Diesel fuel consumed (Liters in millions)                     305          308              987          967

Average fuel price ($/Liter)                                  0.35         0.32             0.36         0.32

Revenue ton miles per liter of fuel consumed                  118          120              115          116

Gross ton miles per liter of fuel consumed                    228          231              220          223

Diesel fuel consumed (U.S. gallons in millions)                         81 81               261          255

Average fuel price ($/U.S. gallon)                            1.28         1.21             1.33         1.19

Revenue ton miles per U.S. gallon of fuel consumed            443          457              434          440

Gross ton miles per U.S. gallon of fuel consumed              857          879              831          845

Locomotive bad order ratio (%)                                         6.0 5.5              6.4          6.0

Freight car bad order ratio (%)                                        5.6 5.0              5.8          5.1

------------------------------------------------------------------------------

Productivity



Operating ratio (%) *                                         75.0         75.9             74.8         74.3

Freight revenue per route mile ($ thousands)                      83       82                         257248


Revenue ton miles per route mile (thousands)                  2,320        2,367                    7,3197,165
Freight revenue per average number of employees ($ thousands)
                                                              57           55               179          173
Revenue ton miles per average number of employees (thousands)
                                                              1,586        1,604            5,096        4,985

-------------------------------------------------------------------------------

Employees


Number at end of period                                       22,410       22,944           22,410       22,944

Average number during period                                  22,646       23,103           22,227       22,502

Labor and fringe benefits expense per RTM (cents)             1.16         1.15             1.10         1.12

Injury frequency rate per 200,000 person hours                4.2          5.1              4.3          5.8

Accident rate per million train miles                         1.7          1.5              1.8          2.2

------------------------------------------------------------------------------

Financial


Debt to total capitalization ratio (% at end of period)       45.3         44.5             45.3         44.5

Return on assets (% at end of period)                         1.3          1.3              3.8          4.8

-------------------------------------------------------------------------------
*   2001 figures exclude special charge.

CANADIAN NATIONAL RAILWAY COMPANY

SUPPLEMENTARY INFORMATION (CANADIAN GAAP)

-------------------------------------------------------------------------------


                                             Three months ended September 30          Nine months ended September 30
                                          --------------------------------------   --------------------------------------
                                                                       Variance                                 Variance
                                                  2001         2000 Fav (Unfav)             2001        2000 Fav (Unfav)
-------------------------------------------------------------------------------------------------------------------------
                                                                           (Unaudited)
Revenue ton miles (millions)

Petroleum and chemicals
                                          6,181       6,301                (2%)    18,299       18,538              (1%)
Metals and minerals
                                          2,618       2,327                 13%    7,712        7,164                 8%
Forest products
                                          7,193       7,252                (1%)    21,699       21,771                 -
Coal
                                          3,795       3,905                (3%)    11,789       12,159              (3%)
Grain and fertilizers
                                          8,982       9,932               (10%)    31,933       31,348                2%
Intermodal
                                          6,481       6,663                (3%)    19,686       18,807                5%
Automotive
                                          659         670                  (2%)    2,149        2,385              (10%)
-------------------------------------------------------------------------------------------------------------------------
                                                                           (3%)   113,267                            1%
                                          35,909      37,050                                    112,172

Freight revenue / RTM (cents)

Petroleum and chemicals
                                          3.64        3.57                   2%    3.65         3.55                  3%
Metals and minerals
                                          4.51        4.38                   3%    4.30         4.20                  2%
Forest products
                                          3.61        3.47                   4%    3.57         3.46                  3%
Coal
                                          2.11        2.02                   4%    2.15         2.06                  4%
Grain and fertilizers
                                          2.83        2.67                   6%    2.66         2.65                   -
Intermodal
                                          3.75        3.60                   4%    3.68         3.57                  3%
Automotive
                                          16.39       17.61                (7%)    17.40        17.57               (1%)
Total
                                          3.59        3.46                   4%    3.51         3.47                  1%
-------------------------------------------------------------------------------------------------------------------------

Carloads (thousands)

Petroleum and chemicals
                                          126         128                  (2%)    383          382                    -
Metals and minerals
                                          69          67                     3%    195          200                 (3%)
Forest products
                                          116         121                  (4%)    359          367                 (2%)
Coal
                                          125         138                  (9%)    391          400                 (2%)
Grain and fertilizers
                                          136         140                  (3%)    434          417                   4%
Intermodal
                                          273         291                  (6%)    828          835                 (1%)
Automotive
                                          70          71                   (1%)    224          246                 (9%)
-------------------------------------------------------------------------------------------------------------------------
                                                                           (4%)                                     (1%)
                                          915         956                          2,814        2,847

Freight revenue / carload (dollars)

Petroleum and chemicals
                                          1,786       1,758                  2%    1,744        1,725                 1%
Metals and minerals
                                          1,710       1,522                 12%    1,703        1,505                13%
Forest products
                                          2,241       2,083                  8%    2,156        2,054                 5%
Coal
                                          640         572                   12%    647          628                   3%
Grain and fertilizers
                                          1,868       1,893                (1%)    1,959        1,993               (2%)
Intermodal
                                          890         825                    8%    874          805                   9%
Automotive
                                          1,543       1,662                (7%)    1,670        1,703               (2%)
Total
                                          1,408       1,340                  5%    1,413        1,365                 4%
-------------------------------------------------------------------------------------------------------------------------

CANADIAN NATIONAL RAILWAY COMPANY

MANAGEMENT'S DISCUSSION AND ANALYSIS (CANADIAN GAAP)

------------------------------------------------------------------------------

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS (CANADIAN GAAP)
------------------------------------------------------------------------------

Management's discussion and analysis relates to the financial condition and results of operations of Canadian National Railway Company (CN) together with its wholly owned subsidiaries, including Grand Trunk Corporation and Illinois Central Corporation. As used herein, the word "Company" means, as the context requires, CN and its subsidiaries. CN's common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of Canadian generally accepted accounting principles (Canadian GAAP). The Company also prepares consolidated financial statements in accordance with U.S. GAAP, which are included in this document. The U.S. GAAP financial statements are different in some respects from these financial statements, principally in the treatment of track replacement costs, expenditures relating to improvements of bridges and other structures and freight cars, foreign exchange, stock-based compensation, derivative instruments, and convertible preferred securities.

FINANCIAL RESULTS

Third quarter and first nine months of 2001 compared with corresponding periods in 2000
------------------------------------------------------------------------------

The Company recorded consolidated net income of $177 million ($0.90 per basic share or $0.88 per diluted share) for the quarter ended September 30, 2001 compared to consolidated net income of $161 million ($0.82 per basic share or $0.80 per diluted share) in the third quarter of 2000. The consolidated net income for the nine months ended September 30, 2001 was $488 million ($2.50 per basic share or $2.43 per diluted share) compared to $598 million ($3.00 per basic share or $2.93 per diluted share) in the same period of 2000.

Operating income was $331 million for the three months ended September 30, 2001 compared to $321 million in the third quarter of 2000. The operating ratio improved to 75.0% in the current quarter from 75.9% in the third quarter of 2000, a 0.9 point betterment. For the first nine months of the year, operating income was $938 million compared to $1,041 million in the same period of 2000.

The Company's results for both 2001 and 2000 include items of a non-recurring nature. Included in the nine-month period ended September 30, 2001 is a special charge for workforce reductions of $98 million, $62 million after tax ($0.32 per basic share or $0.31 per diluted share), a charge to write down the Company's net investment in 360networks Inc. of $99 million, $77 million after tax ($0.40 per basic share or $0.39 per diluted share) and a gain of $101 million, $82 million after tax ($0.43 per basic share or $0.41 per diluted share) related to the sale of its 50 percent interest in the Detroit River Tunnel Company (DRT). In the first quarter of 2000, the Company recorded a gain of $84 million, $58 million after tax ($0.29 per basic share or $0.28 per diluted share) related to the exchange of its minority equity investments in certain joint venture companies for 11.4 million shares of 360networks Inc.

Excluding the effects of the items discussed above, consolidated net income for the nine months ended September 30, 2001 was $545 million ($2.79 per basic share or $2.72 per diluted share), compared to $540 million ($2.71 per basic share or $2.65 per diluted share) in the same 2000 period, an increase of $5 million ($0.08 per basic share or $0.07 per diluted share).

Excluding the special charge, operating income for the nine-month period ended September 30, 2001 decreased by $5 million to $1,036 million. The nine-month operating ratio, excluding the special charge, increased to 74.8% in 2001 from 74.3% in 2000, a 0.5 point increase.

Revenues

Revenues for the third quarter ended September 30, 2001 totaled $1,325 million compared to $1,334 million in 2000, a decrease of $9 million, or 1%. Revenues for the nine months ended September 30, 2001 were $4,115 million, an increase of $65 million, or 2%, from the same period last year. The decrease in the quarter was mainly due to lower revenues in grain and fertilizers, automotive, and other revenue. Partially offsetting these decreases were higher metals and minerals and forest products revenues, and the impact of the weaker Canadian dollar on U.S. dollar denominated revenues.

Revenue ton miles decreased by 3% in the quarter and increased by 1% in the nine-month period when compared to the same periods last year. Revenue per revenue ton mile increased by 4% for the current quarter and 1% for the nine-month period, when compared to the same periods in 2000.

Petroleum and chemicals: Revenues remained unchanged for the quarter and increased by $9 million, or 1%, for the first nine months when compared to the same periods in 2000. Growth in the first nine months of the year was driven by strong shipments of petroleum products, increased salt traffic, mainly in the early part of the year, and the weaker Canadian dollar. Significant weakness in sulfur demand and softening chemical markets partially offset these increases. The 2% increase in revenue per revenue ton mile for the quarter and 3% for the first nine months was mainly attributable to the effect of the weaker Canadian dollar and a decrease in the average length of haul in the first nine months.

Metals and minerals: Revenues increased by $16 million, or 16%, for the quarter and $31 million, or 10%, for the first nine months when compared to the same periods in 2000. Growth in the third quarter and first nine months of the year was driven by strong Canadian aluminum exports to the U.S. in line with weaker U.S. production, increased levels of equipment traffic, market share gains in steel, ores and concentrates, and increased stone and rock shipments to the U.S. Significant weakness in the steel markets continued to partially offset overall growth. The revenue per revenue ton mile increase of 3% for the quarter and 2% for the first nine months was mainly due to a shift in traffic mix.

Forest products: Revenues increased by $8 million, or 3%, for the quarter and $20 million, or 3%, for the first nine months when compared to the same periods in 2000. Lumber traffic contributed to third quarter growth, in line with a strong housing market in the U.S. Growth in the first nine months of the year was driven by market share gains in the panels segment and the effect of the weaker Canadian dollar. These gains in the quarter and the first nine months were partially offset by weakness in the pulp and paper markets, due in part to a significant reduction in U.S. paper consumption. The increase in revenue per revenue ton mile of 4% for the quarter and 3% for the first nine months was mainly due to the effect of the weaker Canadian dollar.

Coal: Revenues increased by $1 million, or 1%, for the quarter and $2 million, or 1%, for the first nine months when compared to the same periods in 2000. Strong demand for thermal coal in the third quarter and the first nine months of 2001 was mostly offset by reduced shipments of metallurgical coal due to the closure of some Canadian mines in 2000. The revenue per revenue ton mile increase of 4% for the quarter and the first nine months was mainly due to an increase in rates tied to commodity prices and the effect of the weaker Canadian dollar.

Grain and fertilizers: Revenues decreased by $11 million, or 4%, for the quarter and increased by $19 million, or 2%, for the first nine months when compared to the same periods in 2000. The third quarter decrease was driven by significantly reduced shipments of canola for offshore exports as inventories were drawn down. Weaker fertilizer shipments to U.S. and offshore markets also impacted third quarter and year-to-date performance. Growth in the first nine months was mainly driven by higher exports of canola through Vancouver, wheat shipments to the U.S. and eastern Canada, soybean exports through the Gulf of Mexico, and increased market share of U.S. corn traffic. The 6% increase in revenue per revenue ton mile in the quarter was mainly due to a shift to shorter haul traffic and the effect of the weaker Canadian dollar. Revenue per revenue ton mile for the first nine months was unchanged.

Intermodal: Revenues increased by $3 million, or 1%, for the quarter and $52 million, or 8%, for the first nine months, when compared to the same periods in 2000. Growth in the quarter and the first nine months continues to be driven by market share gains in the international segment and from new service offerings in the domestic segment. In the third quarter, weaker economic conditions led to slower growth. Revenue per revenue ton mile increased by 4% in the third quarter and 3% year-to-date due to rate increases and the effect of the weaker Canadian dollar, partially offset by a shift to longer haul traffic.

Automotive: Revenues decreased by $10 million, or 8%, for the quarter and $45 million, or 11%, for the first nine months when compared to the same periods in 2000. Weakness in North American vehicle sales led to temporary plant shutdowns and impacted shipments of both vehicles and parts in the current quarter and first nine months of 2001. This weakness was partially offset by the effect of the weaker Canadian dollar. One-time gains last year also significantly contributed to the year over year decline. The decrease in revenue per revenue ton mile of 7% in the third quarter and 1% for the first nine months was mainly due to a shift in traffic mix and an increase in the average length of haul.

Operating expenses

In the third quarter of 2001, total operating expenses amounted to $994 million compared to $1,013 million in the same 2000 quarter. Operating expenses for the first nine months of 2001 were $3,177 million compared to $3,009 million in the same period of 2000. The decrease in the third quarter was mainly due to lower expenses for purchased services, operating taxes and labor and fringe benefits, partially offset by higher fuel costs and increased depreciation and amortization expense. The increase in the first nine months of 2001 was mainly due to the special charge, higher costs for fuel and material, and increased depreciation and amortization expense, partially offset by lower expenses for purchased services and operating taxes. Operating expenses, excluding the special charge, for the first nine months of 2001 amounted to $3,079 million, an increase of $70 million, or 2%, from the comparable nine-month period in 2000.

Labor and fringe benefits: Labor and fringe benefit expenses in 2001 decreased by $9 million for the third quarter and the first nine months, a decrease of 2% and 1%, respectively, when compared to the same 2000 periods. The decrease in both the quarter and nine-month period ended September 30, 2001 was attributable to lower pension and other benefit related expenses partially offset by wage increases and the impact of the weaker Canadian dollar on U.S. denominated expenses.

Purchased services: The costs of purchased services decreased by $15 million, or 10%, for the current quarter and $22 million, or 5%, for the nine-month period ended September 30, 2001 when compared to the corresponding periods of 2000. Decreases in the quarter and first nine months of 2001 were mainly due to one-time consulting and professional fees related to a proposed combination in 2000, partially offset by higher utility costs and equipment repair expenses.

Depreciation and amortization: Depreciation and amortization expense for the quarter and nine months ended September 30, 2001, increased by $10 million, or 10%, and $28 million, or 9%, respectively, from the comparable 2000 periods. The increase was due to capital additions.

Fuel: The increase in the current quarter of $6 million, or 6%, and $55 million, or 17%, in the nine months ended September 30, 2001, was primarily due to an increase in the average fuel price.

Equipment rents: These expenses decreased by $5 million, or 6%, in the current quarter and increased by $7 million, or 3%, for the first nine months of the year when compared to the same periods in 2000. The decrease in the quarter was mainly due to lower private car mileage payments and lower lease expenses partially offset by lower lease and offline car hire income. The increase for the nine-month period was attributable to lower lease and offline car hire income, partially offset by lower private car mileage payments.

Material: Material costs remained unchanged for the current quarter and increased by $20 million, or 11%, for the nine months ended September 30, 2001 mainly due to increased locomotive and car maintenance costs.

Operating taxes: Operating taxes decreased by $9 million, or 21%, during the third quarter of 2001 and by $12 million, or 9%, during the nine-month period ended September 30, 2001 when compared to the corresponding periods in 2000, mainly due to provincial sales tax recoveries and lower municipal taxes, partially offset by higher provincial capital taxes.

Casualty and other: These expenses increased by $3 million, or 6%, in the current quarter and $3 million, or 2%, for the first nine months of 2001 when compared to the corresponding 2000 periods. The increase in the quarter was mainly due to higher costs for casualty and legal claims. The increase in the nine-months ended September 30, 2001 resulted from various one-time recoveries in 2000 and higher expenses for environmental matters. Partially offsetting the third quarter and year-to-date increases are lower expenses for damaged equipment and merchandise claims.

Other

Interest expense: The decrease in interest costs of $5 million for the current quarter and $2 million for the first nine months of 2001 versus the equivalent 2000 periods was mainly due to the refinancing of a portion of matured debt at lower rates.

Other income: The Company recorded other income of $11 million for the three months ended September 30, 2001 compared to $14 million for the third quarter of 2000. Other income for the nine months ended September 30, 2001 was $32 million compared to $117 million in the same 2000 period. Included in the nine-month period ended September 30, 2001 is a charge of $99 million to write down the Company's net investment in 360networks Inc. and a one-time gain of $101 million related to the sale of the Company's 50 per cent interest in DRT. The comparative nine-month period in 2000 included an $84 million gain related to the 360networks Inc. transaction.

Income tax expense: The Company recorded an income tax expense of $94 million for the current quarter and $98 million for the corresponding period in 2000. Income tax expense was $262 million for the nine months ended September 30, 2001 and $338 million for the comparable 2000 period. Excluding non-recurring items, the effective tax rate for the quarter and the nine-month period ended September 30, 2001 was 34.7% and 35.6%, respectively. The effective tax rate for the quarter and nine months ended September 30, 2000 was 37.8% and 36.6%, respectively, excluding the non-recurring item in the first quarter of 2000.

LIQUIDITY AND CAPITAL RESOURCES

Operating activities: Cash provided from operating activities was $193 million and $630 million for the three and nine months ended September 30, 2001, respectively, compared to $357 million and $800 million for the comparable 2000 periods. Net income, excluding non-cash items, generated cash of $307 million for the current quarter and $1,029 million for the nine months ended September 30, 2001, compared to $376 million and $1,087 million in the corresponding 2000 periods. A portion of the cash generated in the first nine months of 2001 and 2000 was consumed by an increase in working capital in addition to payments with respect to workforce reductions of $128 million and $145 million, respectively. The provision for workforce reductions amounted to $481 million as at September 30, 2001.

Investing activities: Cash used by investing activities in the current quarter and for the first nine months of 2001 amounted to $161 million and $309 million, respectively, compared to $171 million and $389 million for the comparable periods in 2000. Proceeds from the sale of DRT amounted to $112 million. Capital expenditures amounted to $120 million and $388 million in the three and nine months ended September 30, 2001, respectively, a decrease of $46 million and $20 million from the same 2000 periods. Net capital expenditures included expenditures for roadway renewal, rolling stock, and other capacity and productivity improvements.

Dividends: The Company paid dividends totaling $42 million and $127 million for the three and nine months ended September 30, 2001, respectively, at the rate of $0.195 per share on the common shares and 5.25% per year on the convertible preferred securities. For the comparable 2000 periods, the Company paid $33 million and $112 million, respectively, to its shareholders at a rate of $0.175 per share on the common shares and 5.25% per year on the convertible preferred securities.

Financing activities: Cash provided from financing activities totaled $810 million for the current quarter and $617 million for the nine months ended September 30, 2001 compared to cash provided of $17 million and cash used of $359 million in the same periods of 2000. The increase in the third quarter and nine-month period is mainly due to the issuance of debt securities in two series, U.S.$400 million (Cdn$629 million) 6.375% Notes due 2011 and U.S.$200 million (Cdn$314 million) 7.375% Debentures due 2031, under a currently effective shelf registration statement. At September 30, 2001, the Company had U.S.$400 million remaining for issuance under the shelf registration.

In the three and nine months ended September 30, 2000, $84 million and $448 million, respectively, was used to repurchase common shares as part of the share repurchase program.

ACQUISITION OF WISCONSIN CENTRAL TRANSPORTATION CORPORATION

On January 29, 2001, the Company, through an indirect wholly owned subsidiary, and Wisconsin Central Transportation Corporation (WC) entered into a merger agreement (the Merger) providing for the acquisition of all of the shares of WC by the Company for a purchase price of approximately $1,200 million (U.S.$800 million or U.S.$17.15 per share) payable in cash. On October 9, 2001, the Company completed its acquisition of WC and began a phased integration of the companies' operations. The acquisition was financed by debt and cash on hand.

The Merger was approved by the shareholders of WC at a special meeting held on April 4, 2001. On September 7, 2001, the U.S. Surface Transportation Board (STB) rendered a decision, unanimously approving the Company's acquisition of WC.

The Merger involves the integration of two previously independent businesses to provide shippers enhanced rail services over a coordinated network. There can be no assurance that the Company and WC will be able to coordinate their businesses without encountering operational difficulties or experiencing the loss of key CN or WC employees or customers, or that there will be realization of rail service and other efficiencies or synergies that are expected to be derived from the Merger.

As of October 9, 2001, the date of acquisition, the Company will account for the Merger using the purchase method of accounting as required by Section 1581, "Business Combinations" of the Canadian Institute of Chartered Accountants'
(CICA) Handbook. Under this method, the Company will prepare its financial statements reflecting the allocation of the purchase price to acquire the WC shares based on the relative fair values of the assets and liabilities of WC. The results of operations of the Company will reflect the effects of the acquisition as of the date of acquisition.

SHARE REPURCHASE PROGRAM

On January 23, 2001, the Board of Directors of the Company approved a share repurchase program which allows for the repurchase of up to 10 million common shares between January 31, 2001 and January 30, 2002 pursuant to a normal course issuer bid, at prevailing market prices. At September 30, 2001, the Company had not repurchased any common shares under the share repurchase program.

RECENT ACCOUNTING PRONOUNCEMENT

In August 2001, the CICA issued Handbook Section 3062, "Goodwill and Other Intangible Assets" that changes the accounting for goodwill from an amortization method to an impairment-only approach. In addition, this section requires acquired intangible assets to be separately recognized if the benefit of the intangible assets are obtained through contractual or other legal right, or if the intangible assets can be sold, transferred, licensed, rented or exchanged, regardless of the acquirer's intent to do so. The Company is currently evaluating the impact of this section on its acquisition of WC.

BUSINESS RISKS

Certain information included in this report may be "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the outlook, the actual results or performance of the Company or the rail industry to be materially different from any future results or performance implied by such statements. Such factors include the factors set forth below as well as other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the U.S.

Competition

The Company faces significant competition from a variety of carriers, including Canadian Pacific Railway Company which operates the other major rail system in Canada, serving most of the same industrial and population centers as the Company, long distance trucking companies and, in certain markets, major U.S. railroads and other Canadian and U.S. railroads. Competition is generally based on the quality and reliability of services provided, price, and the condition and suitability of carriers' equipment. Competition is particularly intense in Eastern Canada where an extensive highway network and population centers, located relatively close to one another, have encouraged significant competition from trucking companies. In addition, much of the freight carried by the Company consists of commodity goods that are available from other sources in competitive markets. Factors affecting the competitive position of suppliers of these commodities, including exchange rates, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company's volumes, revenues and profit margins.

To a greater degree than other rail carriers, the Company's subsidiary, Illinois Central Railroad Company (ICRR), is vulnerable to barge competition because its main routes are parallel to the Mississippi River system. The use of barges for some commodities, particularly coal and grain, often represents a lower cost mode of transportation. Barge competition and barge rates are affected by navigational interruptions from ice, floods and droughts, which can cause widely fluctuating barge rates. The ability of ICRR to maintain its market share of the available freight has traditionally been affected by the navigational conditions on the river. In recent years, there has been significant consolidation of rail systems in the U.S. The resulting larger rail systems are able to offer seamless services in larger market areas and effectively compete with the Company in certain markets. There can be no assurance that the Company will be able to compete effectively against current and future competitors in the railroad industry and that further consolidation within the railroad industry will not adversely affect the Company's competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environment

The Company's operations are subject to federal, provincial, state, municipal and local regulations under environmental laws and regulations concerning, among other things, emissions into the air, discharges into waters, the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials, decommissioning of underground and aboveground storage tanks, and soil and groundwater contamination. A risk of environmental liability is inherent in the railroad and related transportation operations, real estate ownership, operation or control and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railway operations and relating to its past and present ownership, operation or control of real property.

While the Company believes that it has identified the costs likely to be incurred in the next several years for environmental matters, its ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities.

In the operation of a railroad, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up technique, the Company's share of the costs and evolving regulatory standards governing environmental liability. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases. For these reasons, no assurance can be given that the Company will not incur material environmental liabilities in the future.

As at September 30, 2001, the Company had aggregate accruals for environmental costs of $84 million ($85 million at December 31, 2000). The Company has not included any reduction in costs for anticipated recovery from insurance.

Legal actions

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to contractual obligations, personal and occupational injuries, damage to property and environmental matters. The Company maintains provisions for such items, which it considers to be adequate. The final outcome with respect to actions outstanding or pending as at September 30, 2001 cannot be predicted with certainty, and therefore, there can be no assurance that their resolution will not have a material adverse effect on the Company's financial position or results of operations.

Labor negotiations

Labor agreements with all Canadian unions expired on December 31, 2000. By October 2001, the Company had achieved ratified settlements with four of the labor organizations representing 9,200 of the Company's approximately 14,350 Canadian unionized employees: the Brotherhood of Maintenance of Way Employees, the Canadian National Railway Police Association, the International Brotherhood of Electrical Workers and the Canadian Auto Workers. These agreements are for a three-year period effective until December 31, 2003.

The Company reached an agreement with the Canadian Council of Railway Operating Unions (CCROU) (approximately 4,900 employees) on May 13, 2001. This agreement was not ratified and the conciliation period ended on October 31, 2001. The parties have entered a 21-day "cooling-off" period ending on November 21, 2001, after which they will be in a legal position to lock out/strike subject to certain conditions. The CCROU must have a strike mandate before it can take labor action, but it has not held a strike vote and none is currently planned. The Company and the Rail Canada Traffic Controllers (RCTC) (approximately 250 employees) are still in conciliation. Negotiations are continuing with both labor organizations. Although the Company currently believes it can negotiate the renewal of its collective agreements with the CCROU and RCTC, there can be no assurance that their resolution will not have a material adverse effect on the Company's financial position or results of operations.

The general approach to labor negotiations by U.S. Class 1 railroads is to bargain on a collective national basis. For several years now, Grand Trunk Western (GTW), Duluth Winnipeg and Pacific (DWP), ICRR and CCP Holdings, Inc.
(CCP) have bargained on a local basis rather than holding national, industry wide negotiations. Local negotiations result in settlements that better address both the employees' concerns and preferences and the railways' actual operating environment. There are risks associated with negotiating locally. Presidents and Congress have demonstrated that they will step in to avoid national strikes, while a local dispute may not generate federal intervention, making an extended work stoppage more likely. The Company's management believes the potential mutual benefits of local bargaining outweigh the risks.

As of October 2001, the Company had in place agreements with bargaining units representing approximately 55% of the unionized workforce at ICRR, 95% at GTW and DWP, and 70% at CCP. These agreements have various durations, ranging from the end of 2001 to the end of 2004.

Negotiations are ongoing with the bargaining units with which the Company has not yet achieved new settlements. Until new agreements are reached, the terms and conditions of previous agreements continue to apply. Although the Company does not anticipate work action related to these negotiations while they are ongoing, there can be no assurance that their resolution will not have a material adverse effect on the Company's financial position or results of operations.

Regulation

The Company's rail operations in Canada are subject to regulation as to (i) rate setting and network rationalization by the Canadian Transportation Agency (the
CTA), under the Canada Transportation Act (Canada) (the Act), and (ii) safety by the federal Minister of Transport under the Railway Safety Act (Canada) and certain other statutes. The Company's U.S. rail operations are subject to regulation by the STB (the successor to the Interstate Commerce Commission) and the Federal Railroad Administration. In addition, the Company is subject to a variety of health, safety, labor, environmental and other regulations, all of which can affect its competitive position and profitability.

The CTA Review Panel, which was appointed by the federal government to carry out a comprehensive review of the Canadian transportation legislation, including the Act, issued its report to the Minister of Transport at the end of June 2001. It was released to the public on July 18, 2001 and contains numerous recommendations for legislative changes which, if adopted, would affect all modes of transportation, including rail. No assurance can be given that any decision by the federal government pursuant to the report's recommendations will not materially adversely affect the Company's financial position or results of operations.



Financial instruments

Although the Company conducts its business and receives revenues primarily in Canadian dollars, a portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company's results are affected by fluctuations in the exchange rate between these currencies. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company's revenues.

The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. However, the credit standing of counterparties is regularly monitored.

To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a systematic hedging program which calls for regularly entering into positions to cover a target percentage of future fuel consumption up to two years in advance.

The realized gains are negligible for the current quarter and $4 million for the nine months ended September 30, 2001. Hedging positions and credit standing of counterparties are monitored, and losses due to counterparty non-performance are not anticipated. As at September 30, 2001, the Company hedged approximately 44% of the estimated 2001 fuel consumption, 43% of the estimated 2002 fuel consumption and 14% of the estimated 2003 fuel consumption. Unrealized losses from the Company's fuel hedging activities were $18 million as at September 30, 2001.

Other risks

In any given year, the Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in the demand for them. However, many of the bulk commodities the Company transports move offshore and are impacted more by global economic conditions than North American economic cycles. The Company's results of operations can be expected to reflect this cyclicality because of the significant fixed costs inherent in railroad operations. The Company's revenues are affected by prevailing economic conditions. Should an economic slowdown or recession occur in North America or other key markets, or should major industrial restructuring take place, the volume of rail shipments carried by the Company is likely to be affected.

In addition to the inherent risks of the business cycle, the Company is occasionally susceptible to severe weather conditions. For example, in the first quarter of 1998, a severe ice storm hit eastern Canada, which disrupted operations and service for the railroad as well as for CN customers.

Generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.